UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Shares, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Company’s principal executive offices are located at 60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands, and the Company’s telephone number at this address is +31-40-2728686.

(b) Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, par value €0.20 per share, of the Company (the “Shares”). As of the close of business on November 15, 2016, there were 430,503,000 Shares authorized, of which 335,177,459 Shares (not including treasury Shares) were outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer

Offer and Post-Offer

This Schedule 14D-9 relates to the tender offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding Shares at a purchase price of $110.00 per Share (the “Offer Consideration”), less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on November 18, 2016 by Buyer and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between the Company and Buyer. The Offer is conditioned upon, among other things: (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time (as defined below): (i) Shares having been validly tendered in accordance with the terms of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time, as defined below), and not properly withdrawn on or prior to 5:00 p.m. on February 6, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire), that represent, together with the Shares then owned by Buyer or its affiliates, at least 95% of the outstanding Shares immediately prior to the Expiration Time (the “Minimum Condition”); provided that (x) if NXP shareholders at the EGM approve certain resolutions related to the Asset Sale and the Second Step

Transaction (as defined below), the required threshold will be reduced to 80% and (y) Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70%; (ii) the expiration or termination of any waiting period (and any extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Council Regulation (EC) No. 139/2004 of the European Union, as amended, and the receipt of all required clearances or approvals under other applicable antitrust laws, and that any such clearances or approvals will not impose a condition or require a remedy that Buyer is not required to accept pursuant to the Purchase Agreement; (iii) the absence of any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction (A) prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement or (B) imposing a condition or requiring a remedy that Buyer is not required to accept pursuant to the Purchase Agreement; (iv) there not having occurred a fact, change, event, development, occurrence or effect following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement); and (v) the completion in all material respects of certain internal reorganization steps and related dispositions with respect to NXP as of the Expiration Time (the “Internal Reorganization”). A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Buyer will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the United States Securities Exchange Act of 1934 (the “1934 Act”) thereafter)), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing” and, the date on which the Closing occurs, the “Closing Date”). The Purchase Agreement further provides, among other things, that following the Acceptance Time, Buyer will provide a subsequent offering period of not less than 10 business days in accordance with Rule 14d-11 under the 1934 Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Buyer elects to effectuate the Asset Sale (as defined below), the Second Step Transaction and the Second Step Distribution, on the one hand or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Buyer will extend the Subsequent Offering Period for at least five business days (such extension, the “Minority Exit Offering Period”).

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Buyer intends to complete a corporate reorganization of the Company and its subsidiaries (the “Post-Offer Steps”). The Post-Offer Steps will utilize processes available to Buyer under Dutch law so that (a) Buyer becomes the owner of all of the Company’s business operations from and after the consummation of the Post-Offer Steps and (b) any of the Company’s shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, if applicable) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period, if applicable), without interest and less any applicable withholding taxes and other deductions (provided, however, that in the Compulsory Acquisition, while Buyer will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Enterprise Chamber of the Amsterdam Court of Appeals (the “Enterprise Chamber”) has the sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently 2% per annum) for the period beginning on the date the number of Shares owned by Buyer and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Buyer pays for the Shares then owned by the non-tendering Company shareholders. As a result of the Post-Offer Steps, NXP will either be liquidated or become wholly owned by Buyer.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Buyer and its affiliates, represent fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Buyer to the Company in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Company shareholders as of the expiration of the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Buyer and its affiliates as of the expiration of the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) and, upon consummation of the sale of all or substantially all of the assets of the Company and the transfer to or assumption of all liabilities of the Company by Buyer (the “Asset Sale”), (a) the Company will hold only the cash and the note received in the Asset Sale, (b) Buyer would own all of the Company’s business operations and would be the principal shareholder in the Company and (c) the non-tendering Company shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Buyer would then complete the Post-Offer Steps by causing the Company to be dissolved and liquidated in accordance with applicable Dutch procedures (the “Second Step Transaction”), with Buyer providing an indemnity or guarantee to the liquidator for any deficit in the estate of the Company to enable the liquidator to make an advance liquidation distribution in cash (the “Second Step Distribution”) to each non-tendering Company shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares then owned by Buyer and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares, the consideration paid by Buyer to the Company in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period as it may be extended by the Minority Exit Offering Period), and, upon consummation of the Asset Sale, (a) the Company will hold only the note received in the Asset Sale, (b) Buyer would own all of the Company’s business operations and would be the principal shareholder in the Company and (c) the non-tendering Company shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding (such holders, the “Minority Shareholders”). Buyer would then complete the Post-Offer Steps by commencing a statutory proceeding before the Enterprise Chamber for the compulsory acquisition (uitkoopprocedure) (the “Compulsory Acquisition”) of Shares held by non-tendering Company shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Buyer will request, and it is expected that, the per Share price paid in the Compulsory Acquisition will be equal to the Offer Consideration, the Enterprise Chamber has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration (with such price being increased by the statutory interest rate applicable in The Netherlands (currently 2% per annum) for the period beginning on the date the number of Shares owned by Buyer and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Buyer pays for the Shares then owned by the non-tendering Company shareholders). Upon execution (tenuitvoerlegging) of the Enterprise Chamber’s ruling in the Compulsory Acquisition, each non-tendering Company shareholder will receive the Enterprise Chamber-determined per Share price and Buyer will become the sole shareholder of the Company.

The Asset Sale and the Second Step Transaction are subject to approval by the Company’s shareholders at the EGM. Initiations of the Compulsory Acquisition proceeding by Buyer does not require approval by the Company’s shareholders.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on shareholders in respect of the Second Step Distribution may be different from, and may be greater than, the taxes imposed upon such shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit

Offering Period, if applicable) or if their Shares had been acquired by Buyer in the Compulsory Acquisition. Please see Section 5— “Certain Tax Consequences” of the Schedule TO for a more detailed discussion of the U.S. federal income tax and Dutch consequences of the Offer and the Post-Offer Steps.

The Asset Sale and the Second Step Transaction require approval from the NXP Board. On October 26, 2016, the NXP Board unanimously approved the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of the Company or the Independent Directors (as defined below) (the “Designated Post-Offer Transactions”)). On November 17, 2016, the NXP Board resolved to hold an EGM for the purpose of voting on, among other things, the approval of the Asset Sale and the Second Step Transaction and the appointment of certain directors designated by Buyer to the NXP Board. On November 22, 2016, the Company will notify its shareholders that this EGM will be held at 1:30 p.m. Central European Time on January 27, 2017 at the corporate office of the Company, High Tech Campus 60, 5656 AG Eindhoven, The Netherlands. In accordance with Dutch law, the EGM will be announced in a Dutch newspaper on November 22, 2016.

It is possible that Buyer may not implement any proposed Post-Offer Steps promptly after the consummation of the Offer, that such Post-Offer Steps may be delayed or that such Post-Offer Steps may not take place at all. Any Post-Offer Steps could be the subject of litigation, and a court could delay the Post-Offer Steps or prohibit it from occurring on the terms described in the Offer and this Schedule 14D-9, or from occurring at all. Moreover, even if Buyer is able to effect any proposed Post-Offer Steps, the consideration that shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer or if their Shares had been acquired by Buyer in the Compulsory Acquisition (and the consideration may also be subject to additional taxes).

Following completion of the Offer, the NXP Board will consist of five individuals designated by Buyer and two individuals who currently serve on the NXP Board as independent directors and who will be independent from Buyer at all times (the “Independent Directors”). The two Independent Directors will, in accordance with Dutch practice, look after the corporate interest of the Company and the interests of all stakeholders of the Company, including the interests of any non-tendering shareholders of the Company.

Each Independent Director will resign from the NXP Board upon the earliest of (i) such time after the Acceptance Time as Buyer owns 100% of the outstanding Shares, (ii) the Second Step Distribution being paid in full, and (iii) the Second Step Transaction being completed.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring which could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Company shareholders, other than (i) pursuant to a rights issue by the Company or any other share issue where the non-tendering Company shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company (voorkeursrecht), (ii) the Asset Sale and the Second Step Distribution or (iii) the Asset Sale and the Compulsory Acquisition, and (b) any other form of unequal treatment which prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Company shareholders, other than (i) the Asset Sale and the Second Step Distribution or (ii) the Asset Sale and the Compulsory Acquisition.

Treatment of Equity Awards

The Purchase Agreement also provides for the following treatment of the equity awards of the Company as further discussed below in “—Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Section 14D-9:

At the Closing, each then-outstanding restricted stock unit in respect of Shares that is subject to only time- or service-based vesting (each, a “NXP RSU”) and each then-outstanding restricted stock unit in respect of Shares that is subject, in whole or in part, to vesting based on the achievement of one or more performance goals

(each, a “NXP PSU”), which in each case are either vested or vest solely as a result of the completion of the transactions contemplated by the Purchase Agreement, will be canceled in exchange for an amount in cash (without interest and less any applicable withholding taxes and other deductions) equal to the product of (x) the Offer Consideration multiplied by (y) the total number of Shares subject to such NXP RSU or NXP PSU, as applicable, without any further action on the part of Parent, Buyer, the Company, the holder of any NXP RSU or NXP PSU, as applicable, or any other person. No member of the executive officer group or any director of the Company holds any NXP RSUs that will become vested solely as a result of the completion of the transactions contemplated by the Purchase Agreement.

At the Closing, and without any further action on the part of Buyer, Parent, the Company, any holder of any then-outstanding NXP RSU, or any other person, each then-outstanding and unvested NXP RSU will be converted into an equity award that is subject to the same terms and conditions (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) as apply to the NXP RSU immediately prior to the Closing, but which relates to a number of shares of common stock, par value $0.0001 per share, of Qualcomm (the “Qualcomm Shares”) (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP RSU multiplied by (y) the Equity Award Adjustment Ratio. The “Equity Award Adjustment Ratio” is equal to (1) the Offer Consideration divided by (2) the average closing price of Qualcomm Shares on the NASDAQ Global Select Market for the 20 consecutive trading days ending on the trading day immediately preceding the Closing, rounded to the nearest one ten thousandth. With respect to any fractional share that is rounded down in respect of any NXP RSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other deductions, equal to the product obtained by multiplying (x) the Offer Consideration by (y) such fractional share.

At the Closing, and without any further action on the part of Buyer, Parent, the Company, any holder of any then-outstanding NXP PSU, or any other person, each then-outstanding and unvested NXP PSU will be converted into an equity award with respect to a number of Qualcomm Shares (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP PSU multiplied by (y) the Equity Award Adjustment Ratio. Any NXP PSUs that are so converted will thereafter be subject to the same terms and conditions as were applicable to the related NXP PSU immediately prior to the Closing, except that as of the Closing the performance metrics will no longer apply and the award will be subject to time- or service-based vesting on the applicable dates on which it would have vested in accordance with the terms thereof in effect prior to the Closing had the applicable performance criteria (including any “catch-up” performance criteria) been fully achieved, subject to the acceleration and forfeiture upon termination of employment or service in accordance with the applicable terms of the award. With respect to any fractional share that is rounded down in respect of any NXP PSU, the holder shall be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other deductions, equal to the product obtained by multiplying (x) the Offer Consideration by (y) such fractional share.

At the Closing, and without any further action on the part of Buyer, Parent, the Company, any holder of any then-outstanding option granted by NXP to acquire Shares (each, a “NXP Option”), or any other person, each then-outstanding NXP Option that is either vested or vests solely as a result of the completion of the Purchase Agreement and the transactions contemplated thereby will be canceled in exchange for an amount in cash (without interest and less any applicable withholding taxes and other deductions) equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such NXP Option multiplied by (y) the number of Shares subject to such NXP Option.

At the Closing, and without any further action on the part of Buyer, Parent, the Company, any holder of any then-outstanding NXP Option, or any other person, each then-outstanding and unvested NXP Option will be converted into an option to purchase, a number of Qualcomm Shares (rounded down to the nearest whole share) equal to (x) the number of Shares subject to such NXP Option multiplied by (y) the Equity Award Adjustment Ratio, with an exercise price per Share (rounded up to the nearest whole cent) equal to (1) the per Share exercise price for which such NXP Option was exercisable immediately prior to the Closing divided by (2) the Equity Award Adjustment Ratio, and will otherwise be subject to the same terms and conditions (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) as apply to the NXP Option immediately prior to the Closing.

Miscellaneous

The Schedule TO states that the office address of Parent is 5775 Morehouse Drive, San Diego, California 92121-1714, and the telephone number is (858) 587-1121. The Schedule TO further states that the principal executive offices of Buyer are located at Science Park 400 Matrix II, 1098XH, Amsterdam, The Netherlands, and the telephone number is +31 20 571 121.

Assisting the Company as information agent is MacKenzie Partners, Inc. MacKenzie Partners can be reached at +1-212-929-5500 or toll-free at 1-800-322-2885 or by email at tenderoffer@mackenziepartners.com.

For the reasons described in more detail below, the NXP Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, NXP or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Parent or Buyer or any of their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company

The Company’s directors and members of the Company’s executive officer group may be deemed to have interests in the Purchase Agreement and the transactions contemplated thereby, including the Offer, that are different from or in addition to those of the Company’s shareholders generally. The NXP Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching its decision to approve the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions), as discussed below in “—The Solicitation or Recommendation” in Item 4 of this Schedule 14D-9.

Members of the NXP Board comprise the following twelve individuals: Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Dr. Marion Helmes, Josef Kaeser, Ian Loring, Eric Meurice, Julie Southern, Dr. Rick Tsai, Gregory L. Summe, Peter Smitham and Richard L. Clemmer. Members of the NXP Board’s Transaction Advisory Committee comprise the following six individuals: Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Josef Kaeser, Julie Southern, and Peter Smitham.

The Company’s executive officer group comprises the following seven individuals: (i) Richard L. Clemmer (Executive Director, President and Chief Executive Officer), (ii) Daniel Durn (Executive Vice President and Chief Financial Officer), (iii) Peter Kelly (Executive Vice President, Strategy, M&A and Integration), (iv) Steve Owen (Executive Vice President, Sales & Marketing), (v) David Reed (Executive Vice President, Technology and Operations), (vi) Kurt Sievers (Executive Vice President and General Manager, Automotive business) and (vii) Ruediger Stroh (Executive Vice President and General Manager, Security & Connectivity business).

Treatment of NXP Options Subject to Accelerated Vesting Solely as a Result of the Transactions

The Purchase Agreement provides that at the Closing, each NXP Option that is outstanding as of immediately prior to the Closing and unvested immediately prior to the Closing but subject to accelerated vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement will, without any action by Parent, Buyer or the holder of the NXP Option or any other person, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to the NXP Option immediately prior to the Closing and (ii) the excess, if any, of the Offer Consideration over the exercise price per Share of the NXP Option, less any applicable withholding taxes and other deductions. The applicable amounts will be paid as soon as reasonably practicable after the Closing, but no later than the second payroll date of the Company after the Closing.

The following table summarizes the outstanding unvested NXP Options held by the executive officer group and each director of the Company as of November 15, 2016 that are subject to accelerated vesting in accordance with their terms solely as a result of the completion of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP Options, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $110.00 per Share (without subtraction of applicable withholding taxes and other deductions due), and (iii) the Closing occurs on April 28, 2017. The following table does not include any unvested NXP Options held by a member of the executive officer group or director of the Company as of November 15, 2016 that are scheduled to vest in the ordinary course in accordance with their current terms prior to April 28, 2017.

	No. of Shares Subject to Options With Accelerated Vesting (#)	Total Cash Spread Value of Options With Accelerated Vesting ($)(1)
Executive Officers
Richard L. Clemmer	166,997	$9,771,314
Other Executive Officers as a Group (6 Persons)	127,690	$6,827,047

Directors(2)
Sir Peter Bonfield	0	$0
Johannes P. Huth	0	$0
Kenneth A. Goldman	0	$0
Dr. Marion Helmes	0	$0
Josef Kaeser	0	$0
Ian Loring	0	$0
Eric Meurice	0	$0
Julie Southern	0	$0
Rick Tsai	0	$0
Gregory L. Summe	0	$0
Peter Smitham	0	$0
TOTAL	294,687	$16,598,361

(1)	The amount in this column is equal to the product of (i) the number of Shares subject to the NXP Options held by the executive officer or director that are unvested but subject to accelerated vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement and (ii) the excess of $110.00 over the weighted average exercise price of those NXP Options.
(2)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”.

Treatment of Unvested NXP RSUs and NXP PSUs

The Purchase Agreement provides that, at the Closing, each outstanding NXP RSU and NXP PSU that is unvested immediately prior to the Closing but subject to accelerated vesting solely as a result of the transactions contemplated by the Purchase Agreement will, without any action by Parent, Buyer or the holder of the NXP

RSU or NXP PSU, as applicable, or any other person, be canceled and converted into a right to receive an amount in cash equal to the product of (i) the Offer Consideration and (ii) the total number of Shares subject to the NXP RSU or NXP PSU, as applicable, less any applicable withholding taxes and other deductions. The applicable amounts will be paid as soon as reasonably practicable after the Closing, but no later than the second payroll date of the Company after the Closing.

The following table summarizes the outstanding unvested NXP RSUs and NXP PSUs held by the executive officer group and each director of the Company as of November 15, 2016 that will vest solely as a result of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP RSUs and NXP PSUs, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $110.00 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Closing occurs on April 28, 2017. The following table does not include any unvested NXP RSUs or NXP PSUs held by an executive officer or director of the Company as of November 15, 2016 that are scheduled to vest in the ordinary course in accordance with their current terms prior to April 28, 2017.

As detailed in the table below, none of the NXP RSUs held by any member of the executive officer group or any director of the Company will become vested solely as a result of the completion of the transactions contemplated by the Purchase Agreement. Any NXP RSUs that are potentially subject to accelerated vesting in connection with the transactions contemplated by the Purchase Agreement will only become vested if the applicable individual incurs a qualifying termination of employment or service following the completion of such transactions, as described in more detail below under “Treatment of Unvested Equity Awards That Are Not Subject to Accelerated Vesting Solely as a Result of the Transactions”.

	Aggregate No. of Restricted Stock Units (#)	Resulting Consideration ($)(1)	Aggregate No. of Performance Stock Units (#)	Resulting Consideration ($)(1)	Total Resulting Consideration ($)(2)
Executive Officers

Richard L. Clemmer	0	$0	86,347	$9,498,170	$9,498,170
Other Executive Officers as a Group (6 Persons)	0	$0	85,048	$9,355,280	$9,355,280

Directors(3)
Sir Peter Bonfield	0	$0	0	$0	$0
Johannes P. Huth	0	$0	0	$0	$0
Kenneth A. Goldman	0	$0	0	$0	$0
Dr. Marion Helmes	0	$0	0	$0	$0
Josef Kaeser	0	$0	0	$0	$0
Ian Loring	0	$0	0	$0	$0
Eric Meurice	0	$0	0	$0	$0
Julie Southern	0	$0	0	$0	$0
Dr. Rick Tsai	0	$0	0	$0	$0
Gregory L. Summe	0	$0	0	$0	$0
Peter Smitham	0	$0	0	$0	$0
TOTAL	0	$0	171,395	$18,853,450	$18,853,450

(1)	The amount in this column is equal to the product of (i) the total number of Shares subject to the NXP RSUs or NXP PSUs and (ii) $110.00.
(2)	The amount in this column is equal to the sum of the amounts in the “Resulting Consideration” columns.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”.

Treatment of Unvested Equity Awards That Are Not Subject to Accelerated Vesting Solely as a Result of the Transactions

The Purchase Agreement provides for the following treatment of NXP Options, NXP RSUs and NXP PSUs held by the executive officers and directors of the Company that are unvested as of the Closing and do not become vested according to their terms solely as a result of the completion of the transactions contemplated by the Purchase Agreement.

Rollover Stock Options

The Purchase Agreement provides that, at the Closing, each NXP Option which is outstanding and unvested as of immediately prior to the Closing and is not subject to vesting solely as a result of the transactions contemplated by the Purchase Agreement, which we refer herein to as a “rollover NXP option,” will, without any action by Parent, Buyer or the holder of the NXP Option or any other person, be converted into an option to purchase, subject to the same terms and conditions as applied to such rollover NXP option immediately prior to the Closing (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service), a number of Qualcomm Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of Shares subject to the rollover NXP option immediately prior to the Closing and (ii) the Equity Award Adjustment Ratio. The exercise price per Share (rounded up to the nearest whole cent) of each rollover NXP option will equal (a) the exercise price per Share for which such rollover NXP option was exercisable immediately prior to the Closing, divided by (b) the Equity Award Adjustment Ratio.

Rollover NXP RSUs

The Purchase Agreement provides that, at the Closing, each NXP RSU which is outstanding and unvested as of immediately prior to the Closing and is not subject to vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement, which we refer to herein as a “rollover NXP RSU,” will, without any action by Parent, Buyer or the holder of the NXP RSU or any other person, be converted into an equity award subject to the same terms and conditions as applied to such rollover NXP RSU immediately prior to the Closing (including the same vesting schedule and terms regarding acceleration and forfeiture upon termination of employment or service) with respect to a number of Qualcomm Shares (rounded down to the nearest whole share) equal to (i) the number of Shares subject to the rollover NXP RSU immediately prior to the Closing, multiplied by (ii) the Equity Award Adjustment Ratio. With respect to any fractional share that is rounded down in respect of any rollover NXP RSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the fractional share.

Rollover NXP PSUs

The Purchase Agreement provides that, at the Closing, each NXP PSU which is outstanding and unvested as of immediately prior to the Closing and is not subject to vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement, which we refer to herein as a “rollover NXP PSU,” will, without any action by Parent, Buyer or the holder of the NXP PSU or any other person, be converted into an equity award with respect to the number of Qualcomm Shares (rounded down to the nearest whole share) equal to (i) the number of Shares subject to the rollover NXP PSU immediately prior to the Closing, multiplied by (ii) the Equity Award Adjustment Ratio.

Each such rollover NXP PSU will thereafter be subject to the same terms and conditions as applied to the related NXP PSU immediately prior to the Closing, except that as of the Closing the performance metrics will no longer apply and the award will be subject solely to time- or service-based vesting on the applicable dates on which it would have vested in accordance with the terms thereof in effect prior to the Closing had the applicable performance criteria (including any “catch-up” performance criteria) been fully achieved, subject to acceleration and forfeiture upon termination of employment or service in accordance with the applicable terms of the award.

With respect to any fractional share that is rounded down in respect of any NXP PSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the fractional share.

Accelerated Vesting of Rollover Awards Upon Certain Terminations

Pursuant to the terms of the Company’s LTIP 2015/2016 and LTIP 2016/2017, rollover NXP RSUs and rollover NXP PSUs held by any executive officer or director of the Company will accelerate in full upon the occurrence of both a (i) change of control and (ii) qualifying termination of employment or service following a change of control. The transactions contemplated by the Purchase Agreement will be treated as a change of control for purposes of the Company’s equity plans with respect to rollover NXP options, rollover NXP RSUs and rollover NXP PSUs.

The following table summarizes the outstanding and unvested rollover NXP options, rollover NXP RSUs and rollover NXP PSUs held by the executive officer group and directors of the Company as of November 15, 2016 and the estimated amounts that the executive officers and directors would be eligible to receive (without subtraction of applicable withholding taxes and other deductions due) in respect of those awards assuming (i) continued employment or service through the Closing and a qualifying termination of employment or service immediately thereafter, (ii) a value of $110.00 per Share and (iii) the Closing occurs on April 28, 2017. The following table does not include any unvested rollover NXP options, rollover NXP RSUs or rollover NXP PSUs held by a member of the executive officer group or director of the Company as of November 15, 2016 that are scheduled to vest in the ordinary course in accordance with their current terms prior to April 28, 2017.

	No. of Shares Subject to Rollover Options (#)	No. of Shares Subject to Rollover Restricted Stock Units (#)	No. of Shares Subject to Rollover Performance Stock Units (#)(1)	Total Value ($)(2)
Executive Officers

Richard L. Clemmer	147,472	126,161	85,023	$28,610,362
Other Executive Officers as a Group (6 Persons)	237,711	239,378	109,861	$47,503,616

Directors(3)

Sir Peter Bonfield	0	2,019	0	$222,090
Johannes P. Huth	0	2,019	0	$222,090
Kenneth A. Goldman	0	2,019	0	$222,090
Dr. Marion Helmes	0	2,019	0	$222,090
Josef Kaeser	0	2,019	0	$222,090
Ian Loring	0	2,019	0	$222,090
Eric Meurice	0	2,019	0	$222,090
Julie Southern	0	2,019	0	$222,090
Dr. Rick Tsai	0	2,019	0	$222,090
Gregory L. Summe	0	2,019	0	$222,090
Peter Smitham	0	2,019	0	$222,090
TOTAL	385,183	387,748	194,884	$78,556,968

(1)	The number of rollover NXP PSUs in this column represents the aggregate number of Shares that would be delivered in respect of the rollover NXP PSUs (after giving effect to the conversion referenced above in “Rollover NXP PSUs”) assuming achievement of each of the applicable performance metrics.
(2)

The amount in this column equals the sum of (i) the number of rollover NXP options multiplied by the excess of $110.00 over the applicable weighted average exercise price of the rollover NXP options, (ii) the number of rollover NXP RSUs multiplied by $110.00 and (iii) the number of rollover NXP PSUs (after giving effect to the conversion referenced above in “Rollover NXP PSUs”) multiplied by $110.00.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”.

Section 16 Matters

Pursuant to the Purchase Agreement, the Company, the NXP Board and the Nominating and Compensation Committee of the NXP Board have agreed to take such steps as may be reasonably required or advisable to cause dispositions of: (i) shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company, or other obligation of the Company to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in the Company, in each case issued by the Company or its subsidiaries (including derivative securities), pursuant to the Purchase Agreement and the transactions contemplated thereby by each individual who is a director or officer of the Company subject to Section 16 of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Change of Control Severance Arrangements for Executive Officers

Richard L. Clemmer Employment Agreement

The Company entered into an employment agreement with Mr. Clemmer effective as of January 1, 2009, which was extended on January 28, 2016 (the “Clemmer Employment Agreement”), which is incorporated herein by reference and filed as Exhibit (e)(7) hereto. The Clemmer Employment Agreement provides that if Mr. Clemmer terminates his employment within six months of a change of control (which the Purchase Agreement and the transactions contemplated by the Purchase Agreement will constitute), then Mr. Clemmer will be entitled to two years’ base salary (gross) plus twice the amount of his target annual bonus (gross).

Global Change of Control Arrangement Applicable to Executive Officers

On September 1, 2016, the Company adopted a change of control arrangement in which each of the executive officers of the Company listed above (Messrs. Clemmer, Durn, Kelly, Owen, Reed, Sievers and Stroh) is eligible to participate, which was intended to harmonize various applicable change of control agreements. The harmonized change of control agreement provides that upon the involuntary termination (as described below) of the executive officer within 12 months after a change of control (which the Purchase Agreement and the transactions contemplated thereby will constitute), the executive officer will be entitled to receive a gross severance payment equal to the greater of (a) applicable statutory severance requirements or (b) 24 months gross base salary plus two times target bonus. For purposes of the change of control arrangement, “involuntary termination” means any termination (i) by the Company other than for “urgent cause” or because of a “seriously culpable act or omission to act” by the executive officer, or (ii) by the executive officer other than for an “urgent cause” created by the Company or the relevant subsidiary of the Company employing the executive officer.

Pursuant to the terms of the change of control arrangement, any statutory severance payment to which an executive officer may be entitled pursuant to the laws governing the employment relationship, and any severance amount or compensation awarded by a court or agreed between the Company and the executive officer will be deducted from the amount such executive officer may receive under the change of control arrangement. The change of control arrangement is incorporated herein by reference and filed as Exhibit (e)(9) hereto.

The estimated severance payments for Mr. Clemmer and the executive officer group, assuming continued employment or service through the Closing and a qualifying termination of employment or service immediately thereafter are set forth below. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below. The actual amount of severance payments may exceed the amount listed below due to statutory severance payments pursuant to the laws governing the employment relationship or a severance amount or compensation awarded by a court or agreed between the Company and the executive officer. In addition, the amounts set forth in the table do not take into account any accelerated vesting of equity awards, which are described above.

Estimated Cash Severance Payments (Euro)(1)
Executive Officers

Richard L. Clemmer	3,997,000
Other Executive Officers as a Group (6 Persons)	11,095,543
TOTAL	15,092,543

(1)	The amounts payable to certain executive officers are denominated in U.S. Dollars. Those amounts have been converted to Euros based on an exchange rate of 0.9289 Euros for each U.S. Dollar.

Cash Bonus Programs

Pursuant to the Purchase Agreement, each individual who is employed by the Company as of immediately prior to the Closing and is a participant in a cash bonus program maintained by the Company for the year in which the Closing occurs will be eligible to receive a cash bonus based on the level of achievement of the applicable performance criteria as of the Closing as determined by the Company’s Nominating and Compensation Committee prior to the Closing. Any such bonus would be prorated based on the number of days in the applicable performance period that have elapsed as of the Closing and paid on the same date the bonus would have been paid had the Closing not occurred (subject to the same employment and service requirements, and any acceleration payments based on the terms of the applicable bonus program as in effect immediately prior to the Closing). The amounts of any such bonus payments are not currently determinable.

Post-Closing Employee Benefits

For a period of one year following the Closing, each employee of the Company who remains employed by Buyer (each, a “Continuing Employee”) will receive from Buyer (i) compensation (including base salary and annual bonus opportunity) that is substantially comparable in the aggregate to the compensation to which the Continuing Employee was entitled to immediately prior to the Closing and (ii) benefits that are substantially comparable in the aggregate to either those benefits that are generally made available as of the date of the Purchase Agreement by the Company to its employees or by Buyer to similarly situated employees of Buyer and its affiliates, as determined by Buyer in its sole discretion.

Any Continuing Employee who incurs a termination of employment during the one year period commencing on the Closing Date will be entitled to receive the severance payments and benefits that the Continuing Employee would have been entitled to receive from the Company and its affiliates under its applicable written severance plans and policies as in effect immediately prior to the Closing.

The Purchase Agreement also provides that, with certain exceptions, service credit will be provided to employees of the Company for purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Buyer.

As soon as reasonably practicable following the date of the Purchase Agreement, the Company will take all actions necessary to prohibit participants in the Company’s employee stock purchase program (“ESPP”) from increasing their payroll deductions from those in effect on the date of the Purchase Agreement (or making separate non-payroll contributions to the ESPP on or following the date of the Purchase Agreement, except as may be required by applicable Law). If the Closing occurs prior to the scheduled ending date of an offering period under the ESPP, the Company will take all actions necessary to shorten such offering period so that it ends no later than one business day prior to the Closing. Effective as of the Closing, the Company will terminate the ESPP.

Director and Officer Indemnification Insurance

The Company’s articles of association provide that it will reimburse current and former members of the NXP Board for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. Notwithstanding these provisions, however, the members of the NXP Board will not be entitled to reimbursement if and to the extent that (i) a Dutch court has determined in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness or (ii) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss.

In addition, pursuant to the terms of the Purchase Agreement, for six years after the Closing, Buyer will cause (and Buyer will cause Parent to cause) the Company and its subsidiaries to indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing Date and in connection with the Asset Sale and the Second Step Distribution, to the fullest extent permitted by applicable law or to the extent provided under the Company’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. In the event that any Indemnified Person is made party to any action arising out of or relating to matters that would be indemnifiable as described in the immediately preceding sentence, Buyer and the Company will advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification, in each case except to the extent prohibited under applicable law.

For a period of six years following the Closing, Buyer will cause (and Buyer will cause Parent to cause) the Company and its subsidiaries to honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Closing between the Company or any of its subsidiaries and any Indemnified Person. In addition, for a period of six years following the Closing, Buyer will cause (and Buyer will cause Parent to cause) the Company and its subsidiaries to cause the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries to contain provisions with respect to exculpation of liability of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the Company’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. To the maximum extent permitted by applicable law, such indemnification and exculpation will be mandatory rather than permissive.

In addition, Buyer will obtain, or cause to be obtained, as of the Closing, a “tail” insurance policy with a claims period of six years after the Closing with respect to directors’ and officers’ liability covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts and omissions occurring at or prior to the Closing on terms that are no less favorable in the aggregate than those of such policy of the Company in effect on the date of the Purchase Agreement, which insurance will be in effect and prepaid for such six year period prior to the Closing; provided, that in no event will the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premiums paid as of the date of the Purchase Agreement by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Buyer may obtain a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. If Buyer for any reason fails to obtain such “tail” insurance policy as of the Closing, Buyer will continue to maintain in effect, for a period of at least six years from and after the Closing, the directors’ and officers’ liability insurance in place as of the date of the Purchase Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier.

If Buyer, the Company or any of their respective successors or assigns (i) consolidate with, or merge with or into, any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any person, then, in each case, Buyer will take such action as may be necessary so that such person will assume all such obligations.

(b) Arrangements between the Company, Parent and Buyer

Purchase Agreement

On October 27, 2016, the Company and Buyer entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 15—Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Buyer, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Buyer, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Buyer, its affiliates and the Company publicly file.

Confidentiality Agreement

NXP B.V. (a direct, wholly owned subsidiary of the Company) and Parent entered into a confidentiality agreement with an effective date of July 4, 2016 (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and Parent entered into a mutual exclusivity agreement on October 6, 2016 (as it may be amended from time to time, the “Exclusivity Agreement”), the term of which expired, in accordance with its terms, upon execution of the Purchase Agreement.

Pursuant to the Exclusivity Agreement, the Company agreed, among other things, that neither the Company nor any of its subsidiaries or any of its and their respective representatives, would solicit, initiate or knowingly facilitate, knowingly induce or encourage any inquiry, proposal, indication of interest or offer from any third party or group of third parties relating to or that (i) could reasonably be expected to lead to any transaction to acquire, directly or indirectly, 15% or more of the voting power of the Company or 15% or more of the assets, revenues or net income (on a consolidated basis) of the Company and its subsidiaries taken as a whole or (ii) would reasonably be expected to prevent or materially delay the proposed transaction with Parent.

Pursuant to the Exclusivity Agreement, Parent agreed, among other things, that neither Parent nor any of its subsidiaries or any of its and their respective representatives, would solicit, initiate or knowingly facilitate, knowingly induce or encourage any inquiry, proposal, indication of interest or offer from any third party or group of third parties relating to or that (i) could lead to any transaction to acquire, directly or indirectly, 50% or more of the common stock or assets of Parent or (ii) would reasonably be expected to prevent or materially delay the proposed transaction with the Company.

The summary of the material provisions of the Exclusivity Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Letter Agreement

On October 27, 2016, Buyer and Parent entered into a support letter agreement (the “Letter Agreement”) pursuant to which Parent agreed to take all actions necessary to ensure that Buyer performs, satisfies and discharges (a) all of its monetary and non-monetary obligations under and in accordance with the terms of the Purchase Agreement and (b) any of its debts or other obligations as they become due from and after the date of the Letter Agreement. Furthermore, Parent agreed, among other things, to (i) not permit Buyer to approve and adopt a plan of complete or partial liquidation, or initiate any dissolution, consolidation, recapitalization, bankruptcy or any suspension of payments under any applicable law affecting creditors’ rights generally and (ii) ensure that Buyer is at all times solvent under all applicable laws. The summary of the material provisions of the Letter Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

U.S. Pledge Agreement

On October 27, 2016, Buyer and the Company entered into a pledge, assignment and security agreement (the “U.S. Pledge Agreement”) pursuant to which Buyer granted the Company a security interest to enforce, under certain specified circumstances, the terms of the Letter Agreement against Parent. The summary of the material provisions of the U.S. Pledge Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the U.S. Pledge Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Dutch Pledge Agreement

On October 27, 2016, Buyer and the Company entered into a disclosed pledge of receivables agreement (the “Dutch Pledge Agreement”) pursuant to which Buyer granted the Company a security interest over its rights vis-a-vis Parent under the Letter Agreement. The summary of the material provisions of the Dutch Pledge Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Dutch Pledge Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 4.	THE SOLICITATION OR RECOMMENDATION

(a) Solicitation or Recommendation

At a meeting held on October 26, 2016, after due and careful discussion and consideration, the NXP Board duly and unanimously (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement, and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions relating to the EGM. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background of the Purchase Agreement; Reasons for the Recommendation

Background of the Purchase Agreement

The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Parent, and between representatives of the Company and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Purchase Agreement. For a review of Parent’s additional key events, that led to the signing of the Purchase Agreement, please refer to Parent’s Schedule TO and Offer to Purchase being mailed to the Company’s shareholders with this Schedule 14D-9.

As part of its ongoing evaluation of the Company’s business, the NXP Board, together with senior management, regularly reviews and evaluates opportunities intended to enhance the prospects of the Company’s business and shareholder and other stakeholder value. In recent years, these reviews have included periodic assessments of potential strategic transactions to maximize value for the Company’s shareholders and other stakeholders. In particular, in December 2015, the Company acquired Freescale Semiconductor, Ltd. (“Freescale”), a leader in high performance mixed signal solutions. Since that time, the Company has been diligently working to integrate Freescale into the larger NXP business, and targeted synergy realization has been very positive to date. In addition, in June 2016, the Company announced an agreement to divest its Standard Products business, which the Company expects to close in the first quarter of 2017. Furthermore, the Company has taken a disciplined approach to its capital allocation decisions, as evidenced by its repurchasing $555 million, or approximately 6.5 million Shares, during the third quarter of the Company’s 2016 fiscal year.

On January 27, 2016, following a brief conversation that had previously taken place between Mr. Clemmer and Brian Modoff, Executive Vice President, Strategy and Mergers and Acquisitions of Parent, during which Mr. Clemmer noted that the Company was exploring a potential divestiture of its Digital Networking business,

Mr. Modoff emailed Mr. Clemmer to set up an in-person meeting. Mr. Clemmer and Mr. Modoff met on February 5, 2016 in Austin, Texas to gauge Parent’s potential interest in acquiring the Company’s Digital Networking business. Parent and a subsidiary of the Company entered into a confidentiality agreement on April 7, 2016 for the purpose of furthering the discussions between the parties, and on April 26, 2016 a meeting was held between representatives of the Company’s and Parent’s respective management teams. Follow-up calls were then held among the parties.

On June 9, 2016, Steve Mollenkopf, Chief Executive Officer of Parent, indicated that Parent was not interested in acquiring the Company’s Digital Networking business, but would instead be interested in exploring a potential acquisition of the entire company.

On June 12, 2016, at the end of a meeting of a subcommittee of the NXP Board formed in connection with NXP’s divestiture of its Standard Products business, Mr. Clemmer advised the subcommittee members of the NXP Board in attendance of the foregoing interactions with Parent regarding its potential interest in acquiring the Company as a whole. During the call, the participating members of the NXP Board authorized management to engage in preliminary discussions with Parent to gauge the level of interest and instructed management to keep it apprised of developments in the discussions with Parent.

On June 20, 2016, Mr. Clemmer, Mr. Durn, Mr. Kelly and Henri Ardevol, Senior Vice President, Corporate Strategy of the Company, met with Mr. Mollenkopf, Derek Aberle, President of Parent, George Davis, Executive Vice President and Chief Financial Officer of Parent, and Mr. Modoff. At that meeting the parties further discussed the possibility of a strategic transaction on a preliminary basis, including the companies’ complementary strengths as well as potential areas of value creation that could arise from a strategic transaction.

On July 13, 2016, Mr. Kelly received a call from Mr. Davis during which Mr. Davis reinforced Parent’s interest in acquiring the Company and Mr. Kelly and Mr. Davis discussed a process for Parent to conduct further diligence and analysis on the Company’s business, operations and financial performance.

On July 20, 2016, Parent and a subsidiary of the Company executed the Confidentiality Agreement for the purpose of furthering discussions of a potential acquisition of the Company by Parent. During the following weeks, the Company provided Parent and its representatives with certain preliminary due diligence information regarding the Company’s businesses.

On July 21, 2016, Mr. Kelly, Guido Dierick, Executive Vice President and General Counsel of the Company, and Jennifer Wuamett, Deputy General Counsel of the Company met in San Diego, California with Mr. Aberle, Mr. Davis, Mr. Modoff and Donald Rosenberg, Executive Vice President, General Counsel and Corporate Secretary of Parent, to discuss preliminary diligence matters in connection with Parent’s potential acquisition of the Company.

On July 26, 2016, representatives of the Company’s management and the Company’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and De Brauw Blackstone Westbroek N.V. (“De Brauw”), held a telephonic conference with representatives of Parent’s management and Parent’s legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and Allen & Overy LLP, to discuss the feasibility of a potential acquisition of the Company by Parent and structural considerations relating thereto.

That same day, a representative of the Company’s management contacted a representative of Qatalyst Partners LP (“Qatalyst”) to discuss Qatalyst’s engagement as the Company’s financial advisor.

On July 28, 2016, the Company issued its earnings release for the second quarter of 2016. On July 29, 2016, the first full day of trading following the release of the Company’s 2016 second quarter earnings, the closing price of the Shares was $84.09 per Share.

On July 31, 2016, at a meeting of the NXP Board, representatives of the Company’s management updated the NXP Board regarding Parent’s interest in an acquisition of the Company and the discussions between the parties to date. The NXP Board discussed the potential merits of a strategic transaction with Parent, including in the context of the present wave of consolidation in the semiconductor industry, but noted that Parent had not yet made a valuation proposal and therefore the NXP Board could not evaluate whether the transaction would be in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders when compared to the Company’s other available options, including remaining as a standalone public company. The NXP Board authorized management to engage an independent financial advisor to, among other things, assist the Company in its financial analysis of any proposed transaction and potentially to explore other strategic alternatives.

On August 13, 2016, the Company’s management determined to engage Qatalyst as its financial advisor in order to evaluate the merits of a potential sale transaction.

On August 21, 2016, the Company and Qatalyst executed an engagement letter with respect to the Company’s evaluation of a potential sale transaction.

On August 22 and 23, 2016, representatives of the Company’s and Parent’s respective management teams, Qatalyst, Goldman, Sachs & Co. (“Goldman Sachs”) and Evercore Group L.L.C. (“Evercore”) attended meetings in Los Angeles, California. During these meetings, the parties discussed their respective views of the strategic rationale for Parent’s potential acquisition of the Company. In addition, representatives of the Company’s management provided Parent with an overview of the Company’s businesses, operations and strategy.

On August 31, 2016, representatives of the Company’s management and Skadden and representatives of Parent’s management and Paul Weiss further discussed the structure of a potential transaction.

On September 1, 2016, at a regularly scheduled meeting of the NXP Board, the NXP Board received an update regarding Parent’s interest in a potential acquisition of the Company. Members of the Company’s management team were also in attendance. Representatives of the Company’s management team discussed Parent’s preliminary diligence that had been conducted to date in relation to a potential transaction. The NXP Board, with the assistance of the Company’s management and advisors, then discussed potential alternatives to a strategic transaction with Parent, including the merits of remaining a standalone public company. The NXP Board concluded that while further exploration of a transaction with Parent was warranted, it would be prudent for the Company, with the assistance of Qatalyst, to confidentially explore other strategic transactions with potentially interested parties.

On September 7, 2016, Parent requested follow-up meetings between representatives of the Company’s and Parent’s respective management teams to further discuss certain aspects of the Company’s businesses and synergies that could be realized in a potential transaction. The NXP Board, based on discussions with representatives of Qatalyst and management, authorized the Company’s management to contact parties that had been identified based on Qatalyst’s professional experience and assessment of industry dynamics, customer bases, markets and potential synergies and that could have both an interest in a possible strategic transaction with the Company and the financial capacity to consummate such a transaction.

Also on September 7, 2016, Mr. Clemmer contacted the chief executive officer of a public company in the semiconductor industry (“Party A”) to schedule a meeting to discuss potential collaboration opportunities.

On September 11, 2016, Mr. Mollenkopf, on behalf of Parent, delivered a written, non-binding letter to Mr. Clemmer proposing that Parent would acquire all of the Shares for a price of $103 per Share in cash (the “September 11 Proposal”). The September 11 Proposal stated that Parent would fund the proposed transaction through a combination of cash available on Parent’s balance sheet and committed debt financing (with no financing condition to closing). Parent further noted that its proposal was subject to customary conditions, including Parent’s completion of due diligence and the parties’ negotiation of mutually acceptable definitive documentation, each of which Parent believed could be completed within 30 days. On September 9, 2016, the last full day of trading prior to the September 11 Proposal, the closing price of the Shares was $81.40 per Share.

That same day, Mr. Clemmer reached out to the chief executive officer of Party A for the second time to notify him that there had been developments which made it important for them to talk sooner rather than later.

On September 12, 2016, Mr. Clemmer called Mr. Mollenkopf to communicate the Company’s management’s view that the per Share purchase price included in the September 11 Proposal did not adequately reflect the value of the Company. That same day, representatives of Qatalyst communicated the same message to representatives of Goldman Sachs and Evercore, financial advisors to Parent.

On September 14, 2016, the NXP Board held a meeting to discuss the September 11 Proposal. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw, were also in attendance. After updating the NXP Board on the events that had transpired since the previous NXP Board meeting, Mr. Clemmer expressed that, while a strategic combination between the Company and Parent has the potential to deliver significant value to the companies’ respective stakeholders, the valuation reflected in the September 11 Proposal was insufficient when compared to the Company’s standalone plan and the incremental value that could be created in a combination. Referring to materials provided to the NXP Board in advance of the meetings, representatives of Qatalyst provided a financial overview of the September 11 Proposal. Representatives of De Brauw discussed the NXP Board’s fiduciary duties under Dutch law in light of the Company’s receipt of the September 11 Proposal. Following discussion of the September 11 Proposal, including its potential effects on the Company’s stakeholders, the NXP Board concluded that such proposal was inadequate and directed Mr. Clemmer to communicate the NXP Board’s view to Parent.

That same day, representatives of Qatalyst reached out to the chief executive officer of Party A, notifying Party A that the Company had retained Qatalyst to advise on strategic matters and encouraging a meeting between Mr. Clemmer and the chief executive officer of Party A as soon as practicable.

On September 15, 2016, Mr. Clemmer delivered a letter to Mr. Mollenkopf rejecting the September 11 Proposal. Subsequently, and on the same day, Mr. Clemmer and Mr. Mollenkopf had a telephonic discussion during which Mr. Clemmer reiterated the reasons for rejecting the September 11 Proposal contained in the letter.

On September 16, 2016, representatives of Qatalyst spoke with representatives of Goldman Sachs and Evercore and reiterated the Company’s position that the September 11 Proposal did not adequately value the Company. The parties also discussed Parent’s financial assumptions underlying the September 11 Proposal.

On September 19, 2016, Mr. Mollenkopf called Mr. Clemmer to further discuss the Company’s reaction to the September 11 Proposal.

That same day, with the authorization of the NXP Board, Mr. Clemmer met with the chief executive officer of Party A to gauge Party A’s potential interest in a strategic transaction with the Company. Mr. Clemmer indicated that Party A could contact representatives of Qatalyst to continue discussions.

On September 22, 2016, representatives of Qatalyst spoke with the head of mergers and acquisitions of Party A to assess Party A’s potential interest in a strategic transaction with the Company.

On September 23, 2016, Mr. Mollenkopf called Mr. Clemmer and orally delivered a non-binding proposal that Parent would acquire all of the Shares for a price of $108.50 per Share in cash (the “September 23 Proposal”), with such proposal otherwise remaining subject to the same terms and conditions that were set forth in the September 11 Proposal. On this date, the closing price of the Shares was $83.90 per Share.

That same day, Mr. Clemmer notified the chief executive officer of Party A and representatives of Qatalyst notified the head of mergers and acquisitions of Party A that there had been further developments that made it important for them to come to a decision quickly as to whether they were going to pursue a potential strategic transaction with the Company. Subsequently, the Company sent a draft confidentiality agreement to Party A for the purpose of furthering the discussions between the parties. The draft confidentiality agreement was never executed by either the Company or Party A.

On September 25, 2016, Mr. Clemmer contacted the chief executive officer of another public company in the semiconductor industry (“Party B”) to gauge Party B’s potential interest in a strategic transaction with the Company. Mr. Clemmer indicated that Party B could contact representatives of Qatalyst to continue discussions.

That same day, the head of mergers and acquisitions of Party A emailed a representative from Qatalyst indicating that the management team of Party A would be meeting on September 26, 2016, and that he intended to respond with Party A’s interest following this meeting. Mr. Clemmer updated selected members of the NXP Board regarding the September 23 Proposal and the communications with Party A and Party B. Representatives from Qatalyst also provided an update to the same selected members of the NXP Board on the process and communications among representatives of the Company, Qatalyst and Party A and communications between representatives of the Company and Party B.

On September 26, 2016, representatives of Qatalyst spoke with representatives of Goldman Sachs and Evercore regarding the details and financial assumptions underlying the September 23 Proposal.

On September 27, 2016, Party B communicated to representatives of Qatalyst that it was not interested in pursuing an acquisition of the Company.

On September 28, 2016, Party A communicated to representatives of Qatalyst that it was not interested in pursuing an acquisition of the Company.

On September 29, 2016, various media outlets and sell-side analysts reported that Parent was in talks to acquire the Company, with The Wall Street Journal reporting that the deal would likely be valued at more than $30 billion. Following such reports, on September 29, 2016, the Shares closed at a price of $96.12 per Share, which represented a $13.88 per Share increase from the prior day’s close of $82.24 per Share.

On September 30, 2016, the NXP Board held a meeting to review the September 23 Proposal, to receive an update regarding the Company’s discussions with other potentially interested parties and to discuss the prior day’s news reports concerning the Company. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw were also in attendance. After updating the NXP Board on the events that had transpired since the previous NXP Board meeting, Mr. Clemmer assessed the September 23 Proposal, both from a financial perspective and with respect to the impact a potential transaction with Parent would have on the Company’s various stakeholders. Mr. Clemmer highlighted that, while he had confidence in management’s long-term strategic plan for the Company and the Company’s integration of Freescale was going well, there were execution risks associated with the foregoing, including due to a softening market generally and headwinds being experienced by the Company’s businesses in particular. Mr. Clemmer expressed that a combination with Parent would be an attractive opportunity from the perspective of the Company’s shareholders, employees, customers, suppliers and other stakeholders. Referring to materials provided to the NXP Board in advance of the meeting, representatives of Qatalyst then provided a financial overview of the September 23 Proposal. Representatives of De Brauw discussed the NXP Board’s fiduciary duties under Dutch law in light of the Company’s receipt of the September 23 Proposal. Mr. Dierick reviewed certain regulatory considerations in connection with a potential transaction with Parent. Following discussion, the NXP Board concluded that while the September 23 Proposal was unsatisfactory from a value perspective, the increase in value from the September 11 Proposal provided a sufficient basis to engage with Parent and its advisors regarding other key aspects of a potential transaction, including the level of required efforts to obtain regulatory approvals that Parent would agree to in the definitive transaction agreement and the Company’s remedies in the event the transaction did not close. The NXP Board directed Mr. Clemmer to continue value discussions with Parent and to contact another public company in the semiconductor industry (“Party C”) to gauge its potential interest in a strategic transaction with the Company.

Following the NXP Board meeting, on September 30, 2016, Mr. Clemmer contacted the chief executive officer of Party C to gauge Party C’s potential interest in a strategic transaction with the Company. That same day, Party C indicated that it was not interested in pursuing an acquisition of the Company.

From September 30, 2016 to October 2, 2016, Messrs. Clemmer and Mollenkopf held several calls to discuss the NXP Board’s response to the September 23 Proposal. During these conversations, Mr. Clemmer conveyed the NXP Board’s view that such proposal did not adequately value the Company. In addition, Mr. Clemmer stated the NXP Board’s expectation that Parent would agree to appropriate commitments to obtain regulatory approvals, as well as significant reverse termination compensation payable by Parent in appropriate circumstances. On October 2, 2016, Mr. Mollenkopf orally delivered a non-binding proposal that Parent would acquire all of the Shares for a price of $110.00 per Share in cash (the “October 2 Proposal”), with such proposal otherwise remaining subject to the same terms and conditions that were set forth in the September 11 Proposal. Mr. Mollenkopf indicated that this was Parent’s best and final proposal.

On October 3, 2016, Mr. Clemmer met with the chief executive officer of a public company in the technology industry (“Party D”) to gauge Party D’s potential interest in a strategic transaction with the Company. Party D did not indicate any interest or follow up with the Company again to discuss a potential strategic transaction.

Also on October 3, 2016, the NXP Board held a meeting to review the October 2 Proposal and to receive an update regarding the Company’s discussions with other potentially interested parties. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw, were also in attendance. After updating the NXP Board on the events that had transpired since the previous NXP Board meeting, Mr. Clemmer shared his view that the October 2 Proposal was the highest value the Company could attain in a transaction with Parent and that it offered the Company’s shareholders a substantial premium to the Company’s unaffected Share price. He summarized the rationales for a transaction expressed at previous meetings, including that a transaction with Parent offered certainty for the Company’s shareholders and many long-term strategic advantages from the perspective of the Company’s other stakeholders, while market risks and the execution risks inherent in the Company’s management plan made the Company’s prospects as a standalone public company uncertain. Mr. Clemmer noted that the Company’s outreach to other potentially interested parties had not yielded any formal indications of interest or proposals to acquire the Company. Referring to materials provided to the NXP Board in advance of the meeting, representatives of Qatalyst then presented a financial overview of the October 2 Proposal, noting that based on the information available at that time, Qatalyst expected to be able to render a fairness opinion to the NXP Board based on the October 2 Proposal. Following discussion, the NXP Board authorized management to continue negotiating a transaction with Parent at a value of $110 per Share, but emphasized that certainty of closing and significant remedies for failure to close were critical to the NXP Board in considering any such transaction, and that a definitive agreement should be reached in the near future. In addition, the NXP Board formed a Transaction Advisory Committee, which was composed of Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Josef Kaeser, Julie Southern, and Peter Smitham, each of whom is an independent director, for administrative convenience to assist management in negotiating a transaction with Parent.

Following the NXP Board meeting, on October 3, 2016, Mr. Clemmer informed Mr. Mollenkopf that the NXP Board had approved further negotiations assuming a valuation of $110 per Share, provided that the definitive documentation for a transaction (i) could be executed by October 27, 2016, (ii) would include appropriate commitments from Buyer to obtain required regulatory approvals and (iii) would include meaningful reverse termination compensation payable by Buyer in appropriate circumstances. Subsequently, and on the same day, representatives of Qatalyst had a telephonic conversation with representatives of Goldman Sachs and Evercore during which the same messages were relayed.

Also on October 3, 2016, representatives of Parent proposed a draft exclusivity agreement for the purpose of concentrating the parties’ efforts on completing due diligence and negotiating transaction terms within the timeframe proposed by Mr. Clemmer. Over the next few days, the parties negotiated the terms of this agreement, and the Exclusivity Agreement, providing for mutual exclusivity until 11:59 p.m., California time, on October 27, 2016, was executed on October 6, 2016.

On October 6, 2016, representatives of the Company’s management and Skadden, and representatives of Parent’s management and Paul Weiss, discussed structuring and conditionality issues regarding the potential transaction.

Also on October 6, 2016, the Company granted Parent and its representatives access to the Company’s virtual data room. In the following weeks, the Company provided the due diligence information requested by Parent and participated in due diligence telephonic meetings requested by Parent.

Between October 7 and 15, 2016, representatives of the Company’s and Parent’s respective management teams and their advisors attended meetings in Austin, Texas, Amsterdam, The Netherlands and Los Angeles, California. During these meetings, the parties discussed diligence matters in connection with Parent’s potential acquisition of the Company, and representatives of the Company’s management provided Parent with an overview of the Company’s businesses, operations and strategy.

On October 12, 2016, Paul Weiss sent Skadden an initial draft of the Purchase Agreement in connection with the potential transaction.

On October 14, 2016, Paul Weiss sent Skadden a draft of the form of Asset Sale Agreement to be attached as an exhibit to the Purchase Agreement.

During the period from October 13, 2016 through October 16, 2016, members of the parties’ respective management teams and the parties’ respective legal counsel and financial advisors held multiple discussions regarding the initial drafts of the transaction documentation, focusing on, among other things (a) Buyer’s level of required efforts to obtain required regulatory approvals, (b) provisions related to the Internal Reorganization to be completed by the Company prior to Closing and (c) the Company’s view that reverse termination compensation must be payable by Buyer under certain specified circumstances.

On October 17, 2016, Skadden sent Paul Weiss a revised draft of the Purchase Agreement and during the week of October 17, 2016, Skadden and Paul Weiss exchanged drafts of the Purchase Agreement and other transaction documents and engaged in multiple discussions regarding the same. The outstanding issues during this time included whether Parent or Buyer would be the acquiring party to the Purchase Agreement, Buyer’s level of required efforts to obtain regulatory approvals, the Company’s required completion of the Internal Reorganization at Buyer’s request before closing, and whether, how much and under what circumstances reverse termination compensation would be payable by Buyer. Representatives of Parent and its advisors continued a detailed due diligence review of the Company from this time through the time definitive transaction documents were executed.

On October 18, 2016, the NXP Board held a meeting to receive an update on the status of negotiations with Parent. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw, were also in attendance. After updating the NXP Board on the events that had transpired since the previous NXP Board meeting, Mr. Clemmer and representatives of Qatalyst summarized Parent’s progress on its due diligence investigation of the Company and the key open issues between the parties. Mr. Dierick, representatives of Skadden and De Brauw discussed the open issues with the NXP Board from the legal perspective. The NXP Board discussed the desire to engage additional advisors to assist the Company in connection with the transactions contemplated with Parent and Buyer and decided to engage Credit Suisse Securities (USA) LLC (“CS”) and Barclays Capital Inc. (“Barclays”) as such additional advisors.

That same day, Paul Weiss sent Skadden an initial draft of a support letter agreement whereby Parent agreed to take all actions necessary to cause Buyer to perform its obligations under the Purchase Agreement. Paul Weiss also sent Skadden an initial description of the Internal Reorganization that the Company would be required to complete at Buyer’s request before Closing.

On October 20, 2016, Paul Weiss sent Skadden a further revised draft of the Purchase Agreement. On that same day, Skadden sent Paul Weiss a revised draft of the support letter agreement and proposed terms for a letter of credit that the Company proposed that Parent would obtain to backstop a significant portion of Buyer’s monetary obligations in connection with the transaction.

On October 21, 2016, the Company and CS executed an engagement letter with respect to CS providing advice and assistance in connection with the Purchase Agreement and the transactions contemplated thereby.

On October 22, 2016, Skadden sent Paul Weiss an initial draft of the Company’s disclosure schedules in connection with the Purchase Agreement.

On October 23, 2016, the NXP Board held a meeting to receive an update on the status of negotiations with Parent. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw, were also present. After updating the NXP Board on the events that had transpired since the previous NXP Board meeting, Mr. Clemmer, Mr. Dierick and representatives of Skadden and De Brauw discussed the open issues between the parties, including the Company’s requirement that it be compensated if the Purchase Agreement and the transactions contemplated thereby did not close due to the failure to obtain regulatory approvals or the failure to complete the Internal Reorganization, as well as the Company’s requirement that it have a means to obtain those remedies in the event that Buyer rather than Parent would be the acquiring party. That same day, the Transaction Advisory Committee held a meeting to discuss the process for finalizing the remaining key open issues and to provide guidance on other outstanding issues between the parties.

On that same day, Skadden sent Paul Weiss a revised draft of the Purchase Agreement and a revised description of the Internal Reorganization, and Cravath, Swaine & Moore LLP, legal counsel to Parent for its debt financing, sent Skadden a draft of Parent’s debt commitment letter for the transaction. That same day, the Company and Barclays executed an engagement letter with respect to Barclays providing advice and assistance in connection with the Purchase Agreement and the transactions contemplated thereby.

On October 24, 2016, representatives of Qatalyst had a telephonic conversation with representatives of Goldman Sachs and Evercore to discuss the proposed acquisition financing for the potential acquisition.

From October 24, 2016 to October 26, 2016, representatives of the Company’s management, Skadden and De Brauw had meetings with representatives of Parent’s management and Paul Weiss at the New York offices of Skadden to negotiate the remaining outstanding issues between the parties and finalize the Purchase Agreement and other transaction documents. As a result of these negotiations, it was agreed, among other things, that (i) Buyer would be the acquiring party, subject to the terms of the Letter Agreement between Parent and Buyer and the Dutch Pledge Agreement and the U.S. Pledge Agreement whereby Buyer would, in accordance with the terms thereof, pledge to the Company its rights to enforce the Letter Agreement against Parent, (ii) the Company would pay termination compensation of $1,250,000,000 if the Company terminated the Purchase Agreement to enter into a superior proposal and other customary circumstances, (iii) Buyer would pay termination compensation of $2,000,000,000 if the Purchase Agreement was terminated due to the failure to obtain regulatory approvals or the failure to materially complete the Internal Reorganization and (iv) Buyer would obtain a letter of credit for the same amount in favor of the Company within 30 days from the date of the Purchase Agreement.

On October 26, 2016, the NXP Board held a meeting. Members of the Company’s management team, as well as representatives of Qatalyst, Skadden and De Brauw, were also present. Representatives of Qatalyst presented to the NXP Board its financial analyses of the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement and the asset sale consideration to be paid to the Company pursuant to, and in accordance with, the applicable transaction documents, and orally rendered its opinion, which was confirmed by delivery of a written opinion dated October 26, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Qatalyst as set forth in its written opinion, the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement was fair, from a financial point of view, to such shareholders, and the asset sale consideration to be paid to the Company pursuant to, and in accordance with, the applicable transaction documents was fair, from a financial point of view, to the Company. Mr. Dierick and representatives of Skadden and De Brauw then provided a summary of the proposed final terms of the Purchase Agreement and other transaction documents. After discussion, the NXP Board, having determined that the terms of Purchase Agreement and the other transaction documents and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) were in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (1) unanimously approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) and (2) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the shareholder approvals at the EGM.

On October 27, 2016, the Company, Parent and Buyer executed and delivered the Purchase Agreement and the other transaction documents. Buyer also delivered executed copies of its debt commitment letter on the same day. The Company and Parent issued a joint press release announcing the execution of the transaction documents in the morning of October 27, 2016 (New York City time) before the opening of U.S. markets on October 27, 2016. That same day, the Company issued its earnings release for the third quarter of 2016.

Reasons for the Recommendation of the NXP Board

In evaluating the Purchase Agreement and the transactions contemplated thereby, the NXP Board consulted regularly with senior management of the Company, as well as with representatives of Qatalyst, Skadden and De Brauw. In the course of (i) approving the terms of, and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions), (ii) determining to support the Offer and the transactions contemplated thereby (other than the Designated Post-Offer Transactions), (iii) recommending the Offer for acceptance to Company shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby, and (iv) concluding that the Offer and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) are in the best interest of the Company, its business and strategy and its shareholders, employees, customers and other stakeholders, the NXP Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the NXP Board, supported such determinations, in addition to the factors mentioned above in “—Background of the Purchase Agreement” in this Item 4:

Offer Consideration Considerations

The NXP Board considered certain factors concerning the adequacy of the Offer Consideration, including, among other things:

•	Premium to Market Price. The NXP Board considered the relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 34% over the $82.24 closing price per Share on September 28, 2016, the last full trading day before the publication of press reports regarding a potential sale of the Company to Parent and an approximately 30% premium over the unaffected average closing price per Share over the 20 trading days prior to and including September 28, 2016. The Offer Consideration is $2.25 per Share less than the Company’s all time high closing price of $112.25 on May 29, 2015. The Offer Consideration represents a price per Share that is greater than the closing price per Share during the Company’s trading history except for five trading days between and including May 28, 2015 and June 2, 2015.

•	Cash Consideration. The NXP Board considered the fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides Company shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk.

•	Negotiation Process. The NXP Board considered the fact that the Company negotiated an increase in the Offer Consideration to $110 per Share in cash from Buyer’s original proposal of $103 per Share in cash on September 11, 2016 as described above in “—Background of the Purchase Agreement” in this Item 4.

•	Active Solicitation of Interest from other Potentially Interested Parties. The NXP Board considered the fact that, prior to the execution of the Purchase Agreement, the Company and Qatalyst made out-bound inquiries to other potentially interested market participants (as described above in “—Background of the Purchase Agreement” in this Item 4), but that none resulted in a formal indication of interest or proposal to acquire the Company.

•	Qatalyst’s Financial Analysis Fairness Opinion. The NXP Board considered the financial analyses and presentations of Qatalyst to the NXP Board. The NXP Board considered the written opinion delivered by Qatalyst (the “Fairness Opinion”) on the fairness, from a financial point of view, of the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement and of the asset sale consideration to be paid to the Company pursuant to, and in accordance with, the applicable transaction documents, each as further described and summarized in the sections entitled “—Background of the Purchase Agreement” in this Item 4 and “—(d) Opinion of the Company’s Financial Advisor” in this Item 4. The full text of Qatalyst’s Fairness Opinion is attached hereto as Annex A and sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst.

Business Considerations

The NXP Board considered certain business factors, including, among other things:

•	Business Outlook Challenges and Prospects of the Company. The NXP Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The NXP Board considered the challenges in the Company’s business outlook if it were to continue on a stand-alone basis, which included the growing challenges faced by the semiconductor industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change with short product life-cycles for certain products and wide fluctuations in product supply and demand. The NXP Board also considered the risks inherent in executing upon the Company’s standalone plan, including the risks associated with integrating Freescale, a softening market generally and headwinds being experienced by the Company’s businesses. The NXP Board believes, on the basis of these considerations, and taking into account the strategic rationale for the Offer and other potentially available strategic alternatives, that the Purchase Agreement and the transactions contemplated thereby are the best manner in which to promote sustainable success of the Company’s business going forward and that the Offer Consideration fairly reflects the Company’s intrinsic value, including its potential for future growth.

•	Reputation of Parent. The NXP Board considered the fact that Parent is a world leader in smartphone Systems-on-a-Chip and 3G/4G/5G modems and has a long history of innovation and has served the industry as a Research and Development engine.

•	Consolidation in Semiconductor Industry. The NXP Board considered the context of the present wave of consolidation in the semiconductor industry, and noted that the possibility that NXP could become part of Parent would be in the interests of all stakeholders of NXP, including its shareholders, employees and customers.

Other Transactional Considerations

The NXP Board also considered a number of other considerations, including, among other things:

Likelihood of Consummation. The NXP Board considered the nature of closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed transactions. The NXP Board considered that the Offer would likely be consummated, based on, among other things:

•	the conditions to the Offer were reasonable, and which, in the case of the condition relating to the accuracy of the Company’s representations and warranties, are generally subject to a “material adverse effect” qualification;

•	the Offer is not subject to any financing condition and the NXP Board also considered the debt commitment obtained by Parent prior to the execution of the Purchase Agreement;

•	the likelihood that the transactions would be approved by the requisite regulatory authorities; and

•	the other conditions to the Offer were customary.

Minimum Condition; Terms of the Offer. The NXP Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Buyer may not, without the consent of the Company, waive or change the Minimum Condition or change the terms of the Offer (except as provided in the Purchase Agreement) in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the Offer in a manner adverse to the Company’s shareholders. The NXP Board also considered that if the Company’s shareholders at the EGM approve certain resolutions related to the Asset Sale and the Second Step Transaction, the Minimum Condition will be deemed to be a reference to 80% and that Buyer, with NXP’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), may at any time lower the Minimum Condition from 95% to a percentage not less than 70%, both of which have the effect of increasing certainty of completing the Offer.

Other Terms of the Purchase Agreement. The NXP Board considered the terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The NXP Board also considered certain provisions of the Purchase Agreement, including, among others:

•	the provisions in the Purchase Agreement that provide, among other things, that the following are excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 11—The Purchase Agreement; Other Agreements” in the Offer to Purchase) has occurred:

•	the announcement of the transactions (including by reason of Buyer’s identity), including the impact thereof on relationships of the Company with its employees, customers, suppliers or partners, subject to certain exceptions;

•	shareholder and certain other third party litigation relating to the transactions;

•	actions taken pursuant to the Purchase Agreement or at the direction of Buyer (including any actions taken in connection with the Internal Reorganization prior to Closing); and

•	a general downturn in the semiconductor industry, adverse developments generally affecting both the Company and other participants in the semiconductor industry and a decline in the share price of the Company;

•	that the Company will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Buyer, and that these covenants may limit the ability of the Company to pursue business opportunities that it would otherwise pursue;

•	the protection afforded by Buyer’s covenants relating to receiving all regulatory approvals and obtaining the debt financing in each case that are required to complete the transactions contemplated by the Purchase Agreement;

•	the Company’s obligation to complete in all material respects the Internal Reorganization;

•	the alternative of the Asset Sale and Second Step Transaction, subject to approval by the Company’s shareholders, would enhance certainty of completing the transactions contemplated by the Purchase Agreement, and the fact that the Asset Sale and Second Step Transaction structure has become a customary post-closing restructuring alternative for public offers for Netherlands domiciled companies and that, per the terms of the Asset Sale and Second Step Transaction, the holders of the Shares would be offered or receive the same price per Share as would be paid in the Offer, subject to withholding tax (including Dutch dividend withholding tax (dividendbelasting);

•	that the approval of resolutions relating to the Asset Sale and Second Step Transaction at the EGM would allow the Company to gain greater certainty on the completion of the Offer and the other transactions contemplated by the Purchase Agreement (thereby by allowing its stakeholders to realize the overall benefits of the transactions contemplated thereby), including by the lowering of the Minimum Condition to 80%, or potentially 70%, without disproportionately harming any stakeholder’s interests including those of any non-tendering shareholders;

•	the conditioning of the Asset Sale and Second Step Transaction on approval by the Company’s shareholders at the EGM;

•	the requirement that Buyer commence a Subsequent Offering Period of at least 10 business days after the closing of the initial Offer and that, if Buyer publicly announces its intention to implement the Asset Sale prior to the expiration of the Subsequent Offering Period, Buyer will extend the Subsequent Offering Period for at least five business days, which will permit any remaining shareholders who have not then tendered into the Offer to tender their Shares in exchange for Offer Consideration;

•	the importance of the Subsequent Offering Period and Minority Exit Offering Period in that both would allow non-tendering shareholders who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in the Second Step Transaction and the Second Step Distribution (as compared to the Offer) an additional opportunity to tender their Shares into the Offer and avoid any such disparate treatment with the knowledge that the Second Step Distribution would be consummated; and

•	the fact that if Buyer acquires 95% or more of the outstanding Shares as of the expiration of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), the Post-Offer Steps will be undertaken by means of the Asset Sale and, upon the closing of such Asset Sale, the commencement of a Compulsory Acquisition by Buyer of Shares from any Minority Shareholders.

Negotiation of Purchase Agreement. The NXP Board’s view is that the Purchase Agreement and related transaction documents were the product of arm’s length negotiations and contained customary terms and conditions.

The NXP Board also considered a number of uncertain risks in its deliberations concerning the Purchase Agreement and the transactions contemplated thereby, including, among others:

No Ongoing Equity Interest in the Company. The NXP Board considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company, meaning that the shareholders will cease to participate in the Company’s future growth or to benefit from increases in the value of the Shares.

Inability to Solicit Other Takeover Proposals. The NXP Board considered the covenant in the Purchase Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The NXP Board noted the fact that the Company would be obligated to pay termination compensation of $1,250,000,000 in cash if the Purchase Agreement was terminated under certain circumstances, including if the Company accepted a superior proposal, and that the amount of the termination compensation was reasonable, particularly in light of the active solicitation of interest from other potentially interested parties conducted prior to the execution of the Purchase Agreement by the NXP Board with the assistance of the Company’s management and representatives of Qatalyst. The NXP Board also noted that the termination compensation was necessary to induce Buyer to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and customary terms and conditions relating to the non-solicitation provisions, would not under the circumstances preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for the Company. The NXP Board considered that the Purchase Agreement permits the Company and the NXP Board to respond to a competing proposal that the NXP Board determines is a superior proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that the Company pay Buyer termination compensation if the Company terminates the Purchase Agreement to accept a superior proposal.

Identity of Buyer. The NXP Board considered the fact that Buyer is a newly formed Dutch entity with no assets and no operating history but considered it reasonable to transact with Buyer in light of the fact that Parent entered into the Letter Agreement with Buyer pursuant to which Parent agreed to (i) take all actions necessary to ensure that Buyer performs, satisfies and discharges all of its obligations under the Purchase Agreement and (ii) ensure that Buyer is at all times solvent under all applicable laws (as described above in “—Past Contacts, Transactions, Negotiations and Agreements in Item 3 of this Schedule 14D-9). The NXP Board also considered that Buyer entered into the U.S. Pledge Agreement and Dutch Pledge Agreement pursuant to which Buyer granted the Company a security interest to enable the Company, under certain specified circumstances, to enforce the Letter Agreement against Parent (as described above in “—Past Contacts, Transactions, Negotiations and Agreements in Item 3 of this Schedule 14D-9). In addition, Buyer will deliver one or more letters of credit (each, a “Letter of Credit”) in the Company’s favor in the amount of the reverse termination compensation ($2,000,000,000) within 30 days after signing the Purchase Agreement and the Company can draw on any of the Letters of Credit subject to certain conditions.

Failure to Close. The NXP Board considered that the conditions to Buyer’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Post-Offer Steps are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The NXP Board also considered the fact that, if the Offer, the Post-Offer Steps and Internal Reorganization are not completed, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, and the Company will have incurred significant transaction costs attempting to consummate the transactions. The NXP Board also considered the fact that, if the Offer and the Post-Offer Steps are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The NXP Board also considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed transactions, regardless of whether or not such transactions are consummated.

Reverse Termination Compensation. The NXP Board considered the requirement under the Purchase Agreement that, in the event that the Offer fails to be consummated under specified circumstances, particularly circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects the Internal Reorganization, Buyer will pay to the Company termination compensation of $2,000,000,000 in cash.

Effect of Announcement. The NXP Board considered the effect of the public announcement of the transactions on the Company’s operations, Share price, employees, customers and suppliers as well as its ability to attract and retain key personnel while the transactions are pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

Interests of the Company’s Directors. The NXP Board considered the financial interests of the directors of the NXP Board in the Purchase Agreement and the transactions contemplated thereby, including the Offer, as described in “—Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Current

Executive Officers and Directors of the Company” in Item 3 of this Schedule 14D-9, and considered whether a potential conflict of interest existed in relation to any of the directors of the NXP Board, concluding that this was not the case.

Tax Treatment. The NXP Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer and the Post-Offer Steps will be a taxable transaction for such holders for U.S. federal income tax purposes. The NXP Board also considered the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on the Company’s shareholders in respect of the Second Step Distribution. Please see Section 5— ”Certain Tax Consequences” of the Schedule TO for a more detailed discussion of the U.S. federal income tax and Dutch consequences of the Offer and the Post-Offer Steps.

Other Stakeholder Considerations

The NXP Board considered certain stakeholder considerations, including:

•	Employees. The NXP Board considered the opportunity for NXP employees to continue leveraging their talents as part of Parent’s group of companies, given Parent’s sound financial position, strong Research and Development efforts, and the fact that the combined company could be an industry leader. The NXP Board also considered Buyer’s agreement to provide (or cause one of its affiliates to provide) each Continuing Employee with compensation that is substantially comparable in the aggregate to what such Continuing Employee was entitled to immediately prior to the date of the Closing, and benefits that are substantially comparable in the aggregate to either those benefits generally made available as of the date of the Purchase Agreement by the Company to such employees or by Buyer to similar situated employees of Buyer and its affiliates, as determined by Buyer in its sole discretion. In addition, the NXP Board considered that each NXP Option, NXP RSU and NXP PSU that is vested as of the Closing would be canceled in exchange for a cash payment equal to the Offer Consideration (less the exercise price for NXP Options), less any applicable withholding taxes and other deductions. The NXP Board also considered that each NXP Option, NXP RSU and NXP PSU of the Company that is unvested as of the Closing will be converted into an equivalent award with respect to a number of Qualcomm Shares (adjusted using the Equity Award Adjustment Ratio) with the same terms and conditions, including vesting schedule and acceleration upon termination, except that NXP PSUs will no longer be subject to the achievement of performance goals (but will remain subject to any time- or service-based vesting conditions). The NXP Board also considered that the Company’s employees will receive pro-rated cash bonuses for the year the Closing occurs based on actual Company performance through Closing as determined by the Company Board’s Nominating and Compensation Committee.

•	Strength of Combined Companies. The NXP Board considered that the combined company is expected to have annual revenues of more than $30 billion, serviceable addressable markets of $138 billion in 2020 and technology leadership positions across mobile, automotive, Internet of Things, security, Radio Frequency and networking. In addition, the NXP Board considered that through the combination of complementary products and technologies, the combined company would have an improved ability to serve the interests of its current customers, as well as the resources to meaningfully enhance its Research and Development capabilities. The NXP Board also considered that the combination of Parent’s and the Company’s deep customer and ecosystem relationships and distribution channels would enable the delivery of leading products and platforms at scale in mobile, automotive, IoT, security and networking and that Parent’s and the Company’s strong fit would bring opportunities for the Company’s employees, customers and suppliers. The NXP Board also considered that the combined company is expected to be a creditworthy and attractive party for its suppliers, creditors and finance providers, and is expected to be able to repay, service or refinance any current indebtedness, and to comply with the financial covenants applicable to such indebtedness.

•	NXP Board Composition. The NXP Board considered the provisions of the Purchase Agreement that require two of the Company’s independent directors to remain on the NXP Board after completion of the Offer until the earlier of (i) such time after the Acceptance Time as Buyer owns 100% of the outstanding Shares, (ii) the Second Step Distribution being paid in full and (iii) the completion of the Second Step Transaction. The NXP Board noted that the Independent Directors would remain on the NXP Board to protect certain interests of Minority Shareholders and will have veto rights in respect of (a) restructurings that could reasonably be expected to lead to a dilution of Minority Shareholders (other than (i) pursuant to a rights issue by the Company or any other share issue where the Minority Shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company, (ii) the Asset Sale and the Second Step Distribution or (iii) the Asset Sale and the Compulsory Acquisition) and (b) any other form of unequal treatment that prejudices or could reasonably be expected to prejudice or negatively affect the value or voting rights of the Shares held by Minority Shareholders (other than (i) the Asset Sale and the Second Step Distribution or (ii) the Asset Sale and the Compulsory Acquisition).

The discussion of foregoing factors considered by the NXP Board is intended to be a summary, and is not intended to be exhaustive; rather it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the NXP Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) are in the best interests of the Company, its business and strategy, and its shareholders, employees, customers and other stakeholders, (ii) determining to support the Offer and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) and (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby. Rather, the NXP Board made its determination based on the totality all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.

(c) Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

(d) Opinion of the Company’s Financial Advisor

The Company retained Qatalyst to act as financial advisor to the NXP Board in connection with a potential transaction such as the transactions contemplated by the Purchase Agreement and to evaluate whether (i) the Offer Consideration to be paid to the holders of Shares (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement was fair, from a financial point of view, to such holders and (ii) the asset sale consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation, as defined in the Fairness Opinion (the “Transaction Documentation”), was fair, from a financial point of view, to the Company. NXP selected Qatalyst to act as its financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Qatalyst has provided its written consent to the reproduction of the Fairness Opinion in this Schedule 14D-9. At the meeting of the NXP Board on October 26, 2016, Qatalyst rendered its oral opinion, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, (i) the Offer Consideration to be paid to the holders of Shares (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement was fair, from a financial point of view, to such holders and (ii) the asset sale consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation, was fair, from a financial point of view, to the Company.

The full text of the Fairness Opinion, dated October 26, 2016, is attached hereto as Annex A and is incorporated by reference herein. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the Fairness Opinion carefully in its entirety. The Fairness Opinion was provided to the NXP Board and addresses only, as of the date of the Fairness Opinion, the fairness, from a financial point of view, of (i) the Offer Consideration to be paid to the holders of Shares (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement and (ii) the asset sale consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation, and it does not address any other aspect of the proposed transactions. It does not constitute a recommendation as to (i) how any shareholder should vote with respect to the proposed transactions or any other matter or (ii) whether any shareholder should tender its Shares pursuant to the Offer, and does not in any manner address the price at which the Shares will trade at any time. The summary of the Fairness Opinion set forth herein is qualified in its entirety by reference to the full text of the Fairness Opinion.

In arriving at its opinion, Qatalyst reviewed drafts of the Transaction Documentation dated October 26, 2016, certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst also reviewed certain forward-looking information prepared by the Company’s management, including financial projections and operating data of the Company (the “Updated Management Projections”), and which Qatalyst refers to as the “Company Projections” in its Fairness Opinion, as described in further detail in the section entitled “—Updated Management Projections” in Item 8 of this Schedule 14D-9. Qatalyst also reviewed certain forward-looking information relating to NXP approved for Qatalyst’s use by the Company’s management, including financial projections and certain future operating assumptions of NXP (the “Extrapolated Street Guidance Projections”), and which Qatalyst refers to as the “Extrapolated Street Guidance Case” in its Fairness Opinion, as described in further detail in the section entitled “—Extrapolated Street Guidance Projections” in Item 8 of this Schedule 14D-9. Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of the Company with NXP’s senior management. Qatalyst also reviewed the historical market prices and trading activity for the Shares and compared the Company’s financial performance and the prices and trading activity of the Shares with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst by the Company. With respect to the Updated Management Projections, Qatalyst was advised by the Company’s management, and Qatalyst assumed, that the Updated Management Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the Company’s future financial performance and other matters covered thereby. With respect to the Extrapolated Street Guidance Projections, Qatalyst was advised by the Company’s management, and Qatalyst assumed, that the Extrapolated Street Guidance Projections were reasonable estimates and judgments as to the future financial performance of the Company and the other matters covered therein. In addition, Qatalyst discussed the Extrapolated Street Guidance Projections, including the assumptions underlying such projections, with NXP’s management, which consented to Qatalyst’s use of the Extrapolated Street Guidance Projections for purposes of Qatalyst’s opinion. Qatalyst also assumed for purposes of rendering its opinion that the divestiture of the Company’s Standard Products business to a consortium of financial investors pursuant to an agreement dated June 13, 2016 would be consummated in accordance with its terms without any modification, waiver or delay. Qatalyst also assumed that the proposed transactions will be consummated in accordance with the terms set forth in the draft Transaction Documentation of October 26, 2016, without any modification, waiver or delay. Qatalyst assumed that the final executed Transaction Documentation would not differ in any material respect from the draft Transaction Documentation dated October 26, 2016 reviewed by Qatalyst. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the transactions contemplated by the Purchase Agreement, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Buyer or any of their respective affiliates, nor was Qatalyst furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessment of the Company’s management as to the Company’s existing and future technology and products and the risks associated with such technology and products. The Fairness Opinion has been approved by Qatalyst’s opinion committee in accordance with its customary practice.

Qatalyst’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Fairness Opinion. Events occurring after the date of the Fairness Opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. The Fairness Opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Purchase Agreement, or the relative merits of the transactions contemplated by the Purchase Agreement as compared to any strategic alternatives that may be available to the Company. The Fairness Opinion is limited to the fairness, from a financial point of view, of (i) the Offer Consideration to be paid to the holders of Shares (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement and (ii) the asset sale consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation, and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Buyer or the Company or any of their respective affiliates, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst in connection with its opinion dated October 26, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. For purposes of its analyses, Qatalyst utilized both the Updated Management Projections and the Extrapolated Street Guidance Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst’s financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst performed an illustrative discounted cash flow analysis (the “DCF Analysis”), which is designed to imply a potential, present value of share values for the Shares as of December 31, 2016. The DCF Analysis was calculated based on each of (1) the Updated Management Projections and (2) the Extrapolated Street Guidance Projections by:

•	adding:

a)	the implied net present value of the estimated future unlevered free cash flows of the Company, based on the Updated Management Projections or Extrapolated Street Guidance Projections, as applicable, and excluding the impact of stock-based compensation expense, for calendar year 2017 through calendar year 2021 (which implied present value was calculated by using a range of discount rates of 8.0% to 11.0%, based on an estimated weighted average cost of capital for the Company);

b)	the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the Company’s estimated earnings before interest, tax, depreciation and amortization, (“EBITDA”), in calendar year 2022 by a range of fully diluted enterprise value to next-12-months EBITDA multiples of 9.0x to 14.0x and discounted to present value using the same range of discount rates used in item (a) above;

•	subtracting:

a)	non-controlling interests of the Company as of December 31, 2016, as provided by the Company’s management;

b)	net debt of the Company as of December 31, 2016 assuming net-of-tax proceeds of $2.3 billion from the divestiture of the Company’s Standard Products business have been received, as provided by the Company’s management, and assuming also that the value of the Company’s outstanding convertible notes is calculated based on the implied price per Company Share when such price exceeds the exercise price of $133.32 of the warrants associated with the convertible notes (accordingly, such warrants and other derivatives associated with the Company’s convertible notes are included based on intrinsic value when “in-the-money”);

•	applying a dilution factor of approximately 6.4% to reflect the dilution to current Company shareholders over the projection period due to the effect of future issuances by the Company of equity awards, as projected by the Company’s management; and

•	dividing the resulting amount by the number of fully diluted Shares (calculated using the treasury stock method) of the Shares outstanding, adjusted for NXP RSUs, NXP PSUs and NXP Options outstanding, estimated as of December 31, 2016, as provided by the Company’s management (which is exclusive of warrants and other derivatives associated with the Company’s outstanding convertible notes).

Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $102.96 to $169.69 per Share based on the Updated Management Projections and $76.82 to $128.00 per Share based on the Extrapolated Street Guidance Projections.

Selected Companies Analysis

Qatalyst compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below, which were selected from publicly traded companies in the Company’s industry by Qatalyst based on its professional judgment.

	CY2017E EBITDA Multiples	CY2017E NOPAT Multiples
Selected Analog Companies
Analog Devices, Inc.	12.3x	15.5x
Maxim Integrated Products Inc.	11.3x	15.9x
Texas Instruments Incorporated	12.1x	19.0x
Selected Broadline Companies
Broadcom Limited	12.1x	13.6x
Infineon Technologies AG	9.8x	20.4x
Microchip Technology Inc.	14.8x	18.8x
Renesas Electronics Corporation	6.1x	11.6x
STMicroelectronics NV	5.5x	15.6x
Selected Digital Processing Companies
Intel Corporation	6.0x	11.1x
QUALCOMM Incorporated	8.2x	11.4x
Samsung Electronics Co., Ltd.	2.9x	6.8x

Multiples are based on closing prices as of October 24, 2016, except that QUALCOMM is based on the closing price as of September 28, 2016, the last full trading day before the publication of press reports regarding a potential sale of the Company to Parent.

Based upon Wall Street analyst estimates for calendar year 2017 as of October 24, 2016, Qatalyst calculated, among other things, the implied fully diluted enterprise value divided by the estimated calendar year

2017 EBITDA (the “CY2017E EBITDA Multiples”), for each of the selected companies. Qatalyst selected a representative range of CY2017E EBITDA Multiples of 9.5x to 12.5x and applied this range to the Company’s CY2017E EBITDA of (1) $3,164 million based on Wall Street analyst estimates (based on only such estimates which continued to include Standard Products in their estimates) as of September 28, 2016 adjusted for estimates of the impact from the divestiture of the Company’s Standard Products business (based on Wall Street analyst estimates for the Company’s Standard Products business, publicly announced guidance from the Company’s management and additional guidance from the Company’s management regarding depreciation) (the “Adjusted Street Case”) and of (2) $3,343 million based on the Updated Management Projections. Based on the calculations set forth above and (i) the Company’s fully diluted shares (calculated using the treasury stock method), adjusted for NXP RSUs, NXP PSUs and NXP Options, outstanding as of October 2, 2016 and adjusted for estimated equity awards to be issued on October 27, 2016, as provided by the Company’s management, (ii) the Company’s non-controlling interests as of October 2, 2016, and (iii) the Company’s net debt as of October 2, 2016 adjusted for net-of-tax proceeds of $2.3 billion from the divestiture of the Company’s Standard Products business, and assuming also that the value of the Company’s outstanding convertible notes is calculated based on the implied price per Company Share when such price exceeds the exercise price of $133.32 of the warrants associated with the convertible notes (accordingly, such warrants and other derivatives associated with the Company’s convertible notes are included based on intrinsic value when “in-the-money”), in each case as provided by the Company’s management, this analysis implied a range of values for the Shares of approximately $69.35 to $96.25 per Share based on the Adjusted Street Case and $74.17 to $102.56 per Share based on the Updated Management Projections.

Based upon Wall Street analyst estimates for calendar year 2017 as of October 24, 2016, Qatalyst calculated, among other things, the implied fully diluted enterprise value divided by the estimated calendar year 2017 net operating profit after tax (the “CY2017E NOPAT Multiples”), for each of the selected companies. Qatalyst selected a representative range of CY2017E NOPAT Multiples of 13.0x to 16.0x and applied this range to the Company’s CY2017E NOPAT of (1) $2,597 million based on the Adjusted Street Case and of (2) $2,750 million based on the Updated Management Projections. Based on the calculations set forth above and (i) the Company’s fully diluted Shares (calculated using the treasury stock method), adjusted for NXP RSUs, NXP PSUs and NXP Options outstanding as of October 2, 2016 and adjusted for estimated equity awards to be issued on October 27, 2016, as provided by the Company’s management, (ii) the Company’s non-controlling interests as of October 2, 2016, and (iii) the Company’s net debt as of October 2, 2016 adjusted for net-of-tax proceeds of $2.3 billion from the divestiture of the Company’s Standard Products business, and assuming also that the value of the Company’s outstanding convertible notes is calculated based on the implied price per Company share when such price exceeds the exercise price of $133.32 of the warrants associated with the convertible notes (accordingly, such warrants and other derivatives associated with the Company’s convertible notes are included based on intrinsic value when “in-the-money”), in each case as provided by the Company’s management, this analysis implied a range of values for the Shares of approximately $79.86 to $101.92 per Share based on the Adjusted Street Case and $85.50 to $108.85 per Share based on the Updated Management Projections.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the Company’s business and the industry in general, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects of or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst compared 24 selected transactions announced between September 2006 and September 2016 involving companies in the semiconductor industry selected by Qatalyst based on its professional judgment. These transactions are listed below:

Announcement Date	Target	Acquiror	EV / NTM Revenue Multiple	EV / NTM EBITDA Multiple*	Price / NTM EPS Multiple*
September 12, 2016	Intersil Corporation	Renesas Electronics Corporation	5.4x	19.8x	31.1x
July 26, 2016	Linear Technology Corporation	Analog Devices, Inc.	9.0x	16.4x	25.3x
June 15, 2016	QLogic Corporation	Cavium, Inc.	2.1x	8.5x	14.9x
January 19, 2016	Atmel Corporation	Microchip Technology Incorporated	2.9x	15.9x	21.7x
November 24, 2015	PMC-Sierra, Inc.	Microsemi Corporation	4.2x	15.5x	18.6x
November 18, 2015	Fairchild Semiconductor International, Inc.	ON Semiconductor Corporation	1.7x	9.1x	20.9x
October 21, 2015	SanDisk Corporation	Western Digital Corporation	3.1x	9.6x	25.3x
June 1, 2015	Altera Corporation	Intel Corporation	7.7x	23.4x	35.6x
May 28, 2015	Broadcom Corporation	Avago Technologies Ltd.	3.8x	12.0x	15.6x
April 30, 2015	OmniVision Technologies, Inc.	Investor Group	1.0x	8.3x	22.0x
March 2, 2015	Freescale Semiconductor, Ltd.	NXP Semiconductors N.V.	3.4x	13.6x	16.7x
December 1, 2014	Spansion, Inc.	Cypress Semiconductor Corporation	1.5x	9.6x	16.8x
October 14, 2014	CSR plc	QUALCOMM Incorporated	2.8x	16.7x	27.1x
August 20, 2014	International Rectifier Corporation	Infineon Technologies AG	2.0x	10.8x	22.3x
June 9, 2014	Hittite Microwave Corporation	Analog Devices, Inc.	6.5x	13.7x	28.6x
February 24, 2014	TriQuint Semiconductor, Inc.	RF Micro Devices, Inc.	1.8x	9.3x	32.4x
December 16, 2013	LSI Corporation	Avago Technologies Ltd.	2.7x	14.1x	17.1x
July 12, 2013	Spreadtrum Communications, Inc.	Tsinghua Holdings Co. Ltd.	1.5x	8.3x	10.6x
June 22, 2012	MStar Semiconductor, Inc.	MediaTek Inc.	2.1x	9.9x	15.9x
September 12, 2011	NetLogic Microsystems, Inc.	Broadcom Corporation	8.3x	25.4x	29.2x
April 4, 2011	National Semiconductor Corporation	Texas Instruments Inc.	4.4x	10.5x	18.8x
January 5, 2011	Atheros Communications Inc.	QUALCOMM Incorporated	3.4x	19.0x	23.5x
December 4, 2006	Agere Systems Inc.	LSI Corporation	2.5x	14.0x	22.6x
September 15, 2006	Freescale Semiconductor Inc.	Investor Group	2.4x	9.5x	17.7x

*	Estimates based on non-GAAP statistics as defined by each company and explicitly excluding stock-based compensation expense regardless of non-GAAP treatment.

For each of the transactions listed above, Qatalyst reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of analyst estimates of the next-12-months revenue of the target company. Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of 3.5x to 5.5x applied to the Company’s next-12-months (ending June 30, 2017) estimated revenue reflected in the Adjusted Street Case of $8,523 million. Based on the calculations set forth above and (i) the Company’s fully diluted Shares (calculated using the treasury stock method), adjusted for NXP RSUs, NXP PSUs and NXP Options outstanding as of October 2, 2016 and adjusted for estimated equity awards to be issued on October 27, 2016, as provided by the Company’s management, (ii) the Company’s non-controlling interests as of October 2, 2016, and (iii) the Company’s net debt as of October 2, 2016 adjusted for net-of-tax proceeds of $2.3 billion from the divestiture of the Company’s Standard Products business, and assuming also that the value of the Company’s outstanding convertible notes and associated warrants and derivatives are calculated based on estimated fair value assuming a change of control occurs on December 31, 2016, in each case as provided by the Company’s management, this analysis implied a range of values for the Shares of approximately $68.83 to $116.51 per Share.

For each of the transactions listed above, Qatalyst also reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of analyst estimates of the next-12-months EBITDA (excluding stock-based compensation expense) of the target company. Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of 12.0x to 16.5x applied to the Company’s next-12-months (ending June 30, 2017) estimated EBITDA reflected in the Adjusted Street Case of $2,926 million. Based on the calculations set forth above and the Company’s fully diluted Shares (calculated using the treasury stock method), adjusted for NXP RSUs, NXP PSUs and NXP Options outstanding as of October 2, 2016 and adjusted for estimated equity awards to be issued on October 27, 2016, as provided by the Company’s management, (ii) the Company’s non-controlling interests as of October 2, 2016, and (iii) the Company’s net debt as of October 2, 2016 adjusted for net-of-tax proceeds of $2.3 billion from the divestiture of the Company’s Standard Products business, and assuming also that the value of the Company’s outstanding convertible notes and associated warrants and derivatives are calculated based on estimated fair value assuming a change of control occurs on December 31, 2016, in each case as provided by the Company’s management, this analysis implied a range of values for the Shares of approximately $83.71 to $120.39 per Share.

For each of the selected transactions, Qatalyst also reviewed, among other things, the price paid for the target company as a multiple of analyst estimates of the next-12-months earnings per share (excluding stock-based compensation expense) of the target company. Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of 15.5x to 25.0x applied to the Company’s next-12-months (ending June 30, 2017) estimated earnings per Share (excluding stock-based compensation expense) reflected in and based upon the averages of Wall Street analyst estimates that did not adjust for the divestiture of the Company’s Standard Products business. Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $102.67 to $165.60 per Share.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the transactions contemplated by the Purchase Agreement. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any material adverse change in the Company’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the proposed transactions, Qatalyst cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the transactions contemplated by the Purchase Agreement by the NXP Board, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion.

The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of the Company. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. Any estimates contained in Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of (i) the Offer Consideration to be paid to the holders of Shares (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement and (ii) the asset sale consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation, and in connection with the delivery of its opinion to the NXP Board. These analyses do not purport to be appraisals or to reflect the price at which the Shares might actually trade.

Qatalyst’s opinion and its presentation to the NXP Board was one of many factors considered by the NXP Board in deciding to approve the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions). Consequently, the analyses as described above should not be viewed as determinative of the opinion of the NXP Board with respect to the Offer Consideration to be received by holders of Shares (other than Parent or any affiliate of Parent) or by the Company pursuant to the transactions contemplated by the Purchase Agreement or of whether the NXP Board would have been willing to agree to different consideration. The Offer Consideration was determined through arm’s length negotiations between the Company and Buyer and was approved by the NXP Board. Qatalyst provided advice to the Company during these negotiations. Qatalyst did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the transactions contemplated by the Purchase Agreement.

Pursuant to a letter agreement dated August 21, 2016 (the “Qatalyst Engagement Letter”), Qatalyst provided the Company with financial advisory services in connection with the proposed transactions for which it will be paid approximately $52.5 million, $250,000 of which was payable upon the execution of its engagement letter, $7.5 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, the Closing. The Company has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst’s engagement.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company selected Qatalyst to act as its lead financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. The Company has also retained CS and Barclays as additional advisors, neither of which provided an opinion to the NXP Board.

Pursuant to the Qatalyst Engagement Letter, Qatalyst provided the Company with financial advisory services in connection with the proposed transactions for which it will be paid approximately $52.5 million, $250,000 of which was payable upon the execution of its engagement letter, $7.5 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, the Closing.

The Company has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Qatalyst’s engagement.

Pursuant to a letter agreement dated October 21, 2016, the Company engaged CS to provide the Company with advice and assistance in connection with the proposed transactions for which CS will be paid a fee of approximately $500,000, payable by the Company upon the Closing. In addition, the Company has agreed to indemnify CS and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling CS or any of its affiliates from and against certain liabilities and expenses relating to or arising out of CS’s engagement.

Pursuant to a letter agreement dated October 23, 2016, the Company engaged Barclays to provide the Company with advice and assistance in connection with the proposed transactions for which Barclays will be paid a fee of approximately $2 million, payable by the Company upon the Closing. In addition, the Company has agreed to indemnify Barclays and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Barclays or any of its affiliates from and against certain liabilities and expenses relating to or arising out of Barclays’s engagement. In the course of considering Barclays’ engagement, noting that Barclays was an existing lender to Parent, the NXP Board considered, in consultation with its external legal counsel, the potential benefits associated with Barclays potentially participating in any financing for the proposed transaction, and the NXP Board approved the retention of Barclays as financial advisor in connection with the proposed transaction and approved the potential participation by Barclays and/or its affiliates in potential financing of the proposed transaction.

Qatalyst, CS and Barclays provide investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst, CS and Barclays may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Buyer or certain of their respective affiliates.

During the two year period prior to October 26, 2016, the date of Qatalyst’s written opinion, no material relationship existed between Qatalyst or any of its affiliates and the Company, Parent or Buyer pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Buyer or any of their respective affiliates for which it would expect to receive compensation.

During the period beginning January 1, 2014, CS has been engaged by the Company to provide certain investment banking and financial advisory services, including having acted or acting as (i) financial advisor to NXP in connection with the divestiture of its Standard Products business announced in June 2016, (ii) joint bookrunner on a $1.0 billion offering of senior unsecured notes in June 2015, (iii) financial advisor to NXP in connection with its merger with Freescale announced in March 2015, (iv) joint lead arranger and joint bookrunner on a $3.7 billion financing package backing the Company’s purchase of Freescale in December 2015, (v) joint lead bookrunning manager for a $745 million equity offering in February 2014 for Freescale, (vi) joint lead bookrunning manager for a $1.0 billion senior unsecured convertible notes offering in November 2014 for NXP, and (vii) joint lead or co-arranger for, and as a lender under, certain credit facilities of Freescale and as a lender under a credit facility of NXP. During the period beginning January 1, 2014, CS and its affiliates received aggregate investment banking fees of approximately $60.8 million from the Company and its affiliates. In addition, CS and/or its affiliates may have in the past provided and in the future may provide other investment banking and financial services to the Company, Parent or any of their respective affiliates for which it may have received or would expect to receive compensation.

During the period beginning January 1, 2014, Barclays has been previously engaged by the Company and Parent to provide certain investment banking and financial advisory services, including the following investment banking and financial services: (a) for the Company, acting as (i) sole bookrunner on a $500 million add-on to the existing 4.125% senior notes due 2021 in July 2016, (ii) joint bookrunner on a $1.3 billion registered block trade in June 2016, (iii) lead left bookrunner on the $1.75 billion of senior unsecured notes in May 2016, (iv) joint lead arranger and joint bookrunner on a $3.7 billion financing package backing its purchase of Freescale in November 2015, (v) joint bookrunner and call spread counter party on a $1.0 billion convertible senior unsecured notes offering in November 2014, (vi) sole bookrunner on a $1.05 billion registered block trade in May 2014, (vii) sole lead arranger and bookrunner on re-pricing of a $486 million Al term loan in February 2014, and (viii) a lender in the Company’s credit facility; and (b) for Parent, acting as (i) joint bookrunner on a $10 billion senior notes offering in May 2015, (ii) a commercial dealer for Parent and provide various hedging and risk management services, and (iii) a lender in Parent’s credit facility. During the period beginning on January 1, 2014, Barclays received approximate aggregate investment banking fees from the Company and Parent of $30 million and $3 million, respectively, during such period. On October 27, 2016, Barclays received a request from Parent to be joined as a member of the syndicate of banks to the committed debt financing for the proposed transaction previously fully committed by Goldman Sachs, as administrative agent, joint lead arranger and joint bookrunner and J.P. Morgan Chase Bank N.A., as syndication agent, joint lead arranger and joint bookrunner for such committed debt financing. On November 8, 2016, Barclays agreed to participate in such committed debt financing in its role as an additional commitment party for such financing with a portion of the commitment and economics for such financing, including participation in Parent’s bridge financing commitment, new term loan, amended and restated revolving credit facility, and potentially in any bridge take-out transactions related to the bridge financing.

Except as described in the preceding sentence, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to its knowledge after making reasonable inquiry, by any of the members of the NXP Board, executive officer group, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Share Price	Nature of the Transaction
Kenneth Allen Goldman	November 15, 2016	2,000	$97.50	Sale pursuant to Rule 144
Kenneth Allen Goldman	November 8, 2016	1,000	$99.25	Sale pursuant to Rule 144
Kenneth Allen Goldman	October 31, 2016	2,813	$100.153	Sale pursuant to Rule 144
Kenneth Allen Goldman	October 28, 2016	1,000	$99.733	Sale pursuant to Rule 144
Kenneth Allen Goldman	October 24, 2016	614	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Kenneth Allen Goldman	October 29, 2016	998	$99.78	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Marion Helmes	October 29, 2016	998	$99.78	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Josef Kaeser	October 29, 2016	998	$99.78	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants

Name of Person	Transaction Date	Number of Shares	Share Price	Nature of the Transaction
Peter Kelly	October 24, 2016	711	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Peter Kelly	November 1, 2016	1,793	$100.00	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Peter Kelly	October 26, 2016	5,751	$100.64	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Kurt Sievers	October 24, 2016	834	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Kurt Sievers	November 1, 2016	2,059	$100.00	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Kurt Sievers	October 26, 2016	6,747	$100.64	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Julie Southern	October 24, 2016	614	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Julie Southern	October 29, 2016	998	$99.78	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Sir Peter Bonfield	October 24, 2016	877	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Sir Peter Bonfield	October 29, 2016	1,425	$99.78	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Steve Owen	October 24, 2016	1,294	$101.71	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
Steve Owen	November 1, 2016	1,454	$100.00	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants
David Reed	November 5, 2016	3,083	$98.70	Shares returned to the Company to cover withholding taxes associated with the vesting of employee equity grants

The transactions listed above do not include the return of Shares to NXP due to withhold to cover transactions upon vesting of employee equity other than for the members of the NXP Board and executive officer group listed above.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the NXP Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

(a) Appraisal Rights

Shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Buyer holds 95% or more of the then outstanding Shares, Buyer will acquire the remaining Shares not tendered and purchased pursuant to the Offer by means of the Compulsory Acquisition. In such proceedings, the Enterprise Chamber will determine the cash price to be paid for the Shares. Buyer will request, and it is expected that, the Enterprise Chamber set the Compulsory Acquisition price per Share at an amount equal to the Offer Consideration. However, the Enterprise Chamber has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Buyer and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Buyer pays for the Shares then owned by the non-tendering shareholders. The non-tendering shareholders do not have the right to cause Buyer to buy their Shares.

(b) Regulatory and Other Approvals

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, Buyer’s purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Buyer of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the FTC or the Antitrust Division. Under the Purchase Agreement, each of Buyer and NXP are required to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer on or prior to January 31, 2017. The HSR waiting period will expire at 11:59 p.m., New York City time, 15 calendar days thereafter (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Buyer withdraws its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Buyer withdraws and re-files its Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Buyer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Buyer, the waiting period could be extended only by court order or with Buyer’s consent. In practice, complying with a Second Request can take a significant period of time. Although NXP is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither NXP’s failure to make those filings nor a request for additional documents and information issued to NXP from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Buyer’s proposed acquisition of NXP. At any time before or after Buyer’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or seeking the divestiture or licensing of substantial assets of Buyer, NXP, or any of their respective subsidiaries or affiliates or requiring other structural or conduct relief.

In furtherance of the foregoing, Buyer and NXP have agreed to use their reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement. The obligations of the parties with respect to regulatory efforts in connection with the antitrust laws are detailed in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase in the section entitled “Regulatory Approvals; Efforts.”

United States state attorneys general and private persons may bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent and NXP believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Buyer may not be obligated to consummate the Offer.

NXP and Buyer and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Buyer, NXP and their respective affiliates are engaged, Buyer and NXP have determined that filings under the applicable antitrust laws of eight jurisdictions outside of the U.S. are required before the transactions contemplated by the Purchase Agreement may close. In accordance with the terms of the Purchase Agreement, NXP and Buyer have agreed to promptly (and consistent with market practice) make all such filings.

EU: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged a merger filing with the European Commission (the “EC”) and observation of the applicable review period under the EU Merger Regulation (Council Regulation (EC) No. 139/2004) is required before the Purchase Agreement and the transactions contemplated thereby may close. The initial review period is 25 EC working days from filing of the EU notification, and can be extended to 35 EC working days if commitments are offered by the parties (Phase I) or by an additional 20 EC working days at the request of Buyer and NXP. The review period may be further extended for an additional 90 EC working days or for an even longer period of time for an in-depth investigation (Phase II).

China: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, a merger notification must be made to the Anti-Monopoly Bureau of the Ministry of Commerce of China. Under the Anti-Monopoly Law, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 90 calendar days (Phase II) and further for an additional 60 calendar days in the event of an in-depth investigation (Phase III).

Japan: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, a merger notification must also be made to the Japan Fair Trade Commission (“JFTC”). Under the Law Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended to a maximum of 120 calendar days from the date of formal acceptance of the initial notification or 90 calendar days after the completion of any supplemental information request from the JFTC, whichever is later (Phase II).

Mexico: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, a merger notification must also be made to the Federal Economic Competition Commission of Mexico. Under the Federal Economic Competition Law, the transactions may not be consummated until the expiration of a 60 working day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby. The review period may be extended by an additional 40 working days.

Philippines: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, a merger notification must be made to the Philippine Competition Commission. Under the Philippine Competition Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 60 calendar days for an in-depth investigation (Phase II).

Russia: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, a merger notification must be made to the Federal Antimonopoly Service of the Russian Federation. Under the Federal Law No.135-FZ on the Protection of Competition, the transactions may not be consummated until the expiration of a 30 calendar day waiting period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The waiting period may be extended for an additional 60 calendar days for an in-depth investigation (Phase II).

South Korea: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, an antitrust notification must be made to the Korea Fair Trade Commission (“KFTC”). Under the Monopoly Regulation and Fair Trade Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 90 calendar days at the KFTC’s discretion (Phase II).

Taiwan: Based on a review of the information currently available about the businesses in which Buyer and NXP are engaged, an antitrust notification must be made to the Taiwan Fair Trade Commission (“TFTC”).

Under the Taiwan Fair Trade Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby. The review period may be extended by up to an additional 60 calendar days if the TFTC finds it necessary to complete the review of the transactions.

NXP and Buyer are not aware of any other pre-Closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Certain Shareholder Approvals Required in Connection with the Post-Offer Steps

Under the Purchase Agreement, the Company is required to hold an EGM where shareholders will be provided with information regarding the Offer and approve certain actions, including the resignation of all but two (being the Independent Directors) directors from the NXP Board and the appointment of new directors to the NXP Board as designated by Buyer to replace such resigning directors, the Asset Sale and the Second Step Transaction (collectively, the “EGM Matters”). The EGM is scheduled to be held at 1:30 p.m. Central European Time on January 27, 2017 at the corporate office of the Company, High Tech Campus 60, 5656 AG Eindhoven, The Netherlands. Shareholders of the Company who held Shares on the record date, which is December 30, 2016, are entitled to attend the EGM, vote on the EGM Matters and receive the EGM materials.

Other approvals may be required, including under Dutch corporate law, if the Post-Offer Steps are effected by a mechanism other than the Asset Sale and the Second Step Transaction. Such potential mechanisms for effecting the Post-Offer Steps and the potential approvals required in connection therewith as described further in “Section 12-Purpose of the Offer; Plans for NXP” in the Offer to Purchase.

(c) Annual Report on Form 20-F and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference: (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on February 26, 2016 (the “2015 Annual Report”); and (ii) the Company’s current reports on Form 6-K dated as of April 26, 2016, August 2, 2016, and October 27, 2016.

(d) Certain NXP Management Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in August 2016 at the direction of the NXP Board, the Company’s management prepared a set of unaudited, long-range financial projections (the “Initial Management Projections”), based on the Company’s annual strategic planning exercise as updated for certain items, as described in further detail in the section entitled “—Initial Management Projections” in this Item 8. In October 2016, at the direction of the NXP Board, the Company’s management prepared and provided the Updated Management Projections, which reflected revised expectations for 2016 and 2017 with respect to the Company’s preliminary October quarterly rolling revenue forecast, as described in further detail in the section entitled “—Updated Management Projections” in this Item 8. The Initial Management Projections and the Updated Management Projections (for fiscal years 2016 through 2019) were provided to Buyer and Parent in connection with their due diligence. The Company also provided the Initial Management Projections and the Updated Management Projections to Qatalyst. In addition, in connection with Qatalyst’s financial analysis, the Company’s management agreed to the use of the Extrapolated Street Guidance Projections, which incorporate the Adjusted Street Case (as described further in “—The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor” in Item 4) for the next 12 months (through June 30, 2017), calendar year 2016, and calendar year 2017 periods and extend these estimates through calendar year 2022 using the long-term guidance for certain growth and margins statistics through 2019 provided publicly by the Company’s management and other guidance from the

Company’s management with respect to statistics not provided publicly (together with the Initial Management Projections and the Updated Management Projections, the “Projections”). Qatalyst relied on the Extrapolated Street Guidance Projections and the Updated Management Projections in performing its financial analysis summarized under “—The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor” in Item 4 and the Extrapolated Street Guidance Projections and the Updated Management Projections were the only financial projections with respect to the Company used by Qatalyst in performing such financial analysis.

Initial Management Projections

As part of its yearly strategic planning, the Company regularly prepares and adopts financial projections based on a set of assumptions that the Company’s management believes to be achievable at the time such projections are prepared and adopted. The Initial Management Projections were prepared in August 2016 and represent the Company’s projections for calendar years 2016 through 2019 including the impact of the Company’s acquisition of Freescale based on the annual strategic planning exercise conducted in early 2016 with certain additional assumptions based on developments that occurred subsequent to the time such annual projections were prepared. Such additional assumptions were: (i) excluding the Company’s Standard Products business, which the Company announced it was divesting in June 2016, (ii) accounting for a forecasted decline in revenues in certain of the Company’s business lines (including the Company’s Secure Identification Solutions, Digital Networking and Radio Frequency businesses) that became apparent in August 2016 and (iii) accounting for savings initiatives to be achieved by the Company’s manufacturing organization and operating expense savings plans that were adopted by the Company in June-July 2016. The foregoing is a summary of certain of the assumptions underlying the Initial Management Projections, but does not purport to be a comprehensive overview of all assumptions inherent in the Initial Management Projections.

	Calendar Year Ended December 31,
	2016E	2017E	2018E	2019E
	(USD in millions for Revenue, EBITDA and Operating Income) (unaudited)
Revenue	8,306	9,341	10,511	11,867
Non-GAAP Gross Margin(1)(5)	52.8%	54.7%	55.8%	56.7%
EBITDA(2)(5)	2,625	3,350	3,991	4,758
Non-GAAP Operating Margin(3)(5)	26.8%	30.9%	33.0%	35.1%
Non-GAAP Operating Income(3)(5)	2,226	2,882	3,466	4,165

Updated Management Projections

The Updated Management Projections represent the Initial Management Projections, with additional assumptions based on a forecasted decline in the Company’s revenues of $4 million and $146 million, in 2016 and 2017, respectively, that became apparent in October 2016 in the review of the Company’s preliminary October rolling financial forecast process, which is part of the Company’s regular quarterly rolling financial forecasting process. The foregoing is a summary of certain of the assumptions underlying the Updated Management Projections, but does not purport to be a comprehensive overview of all assumptions inherent in the Updated Management Projections.

	Calendar Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E
	(USD in millions for Revenue, EBITDA, Operating Income and Unlevered Free Cash Flow) (unaudited)
Revenue	8,302	9,195	10,511	11,867	12,935	13,840	14,671
Non-GAAP Gross Margin(1)(5)	52.8%	54.6%	55.8%	56.7%	56.7%	56.7%	56.7%
EBITDA(2)(5)	2,632	3,343	3,991	4,758	5,186	5,550	5,882
Non-GAAP Operating Margin(3)(5)	26.9%	31.4%	33.0%	35.1%	35.1%	35.1%	35.1%
Non-GAAP Operating Income(3)(5)	2,233	2,883	3,466	4,165	4,540	4,858	5,149
Unlevered Free Cash Flow(4)(5)	1,763	2,483	2,918	3,458	3,462	3,694	3,833

Extrapolated Street Guidance Projections

The Company’s management advised Qatalyst, and Qatalyst assumed, that the Extrapolated Street Guidance Projections provide reasonable estimates and judgments as to the future financial performance of the Company and other matters covered therein. Qatalyst discussed the Extrapolated Street Guidance Projections, including the assumptions underlying such projections, with NXP’s management, and NXP’s management consented to Qatalyst’s use of the Extrapolated Street Guidance Projections for purposes of its opinion, as further described in “—The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor” in Item 4. In addition to the adjustments to illustrate the Company’s divestiture of its Standard Products business, the Extrapolated Street Guidance Projections incorporate the Adjusted Street Case (as described further in “—The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor” in Item 4) for the next 12 months (through June 30, 2017), calendar year 2016, and calendar year 2017 periods and extend these estimates through calendar year 2022 using guidance from Company management. The foregoing is a summary of certain of the assumptions underlying the Extrapolated Street Guidance Projections, but does not purport to be a comprehensive overview of all of the assumptions inherent in the Extrapolated Street Guidance Projections.

	Calendar Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E
	(USD in millions for Revenue, EBITDA, Operating Income and Unlevered Free Cash Flow) (unaudited)
Revenue	8,273	8,832	9,362	9,923	10,519	11,150	11,819
Non-GAAP Gross Margin(1)(5)	52.2%	53.0%	54.0%	55.0%	55.0%	55.0%	55.0%
EBITDA(2)(5)	2,648	3,164	3,432	3,721	3,944	4,181	4,432
Non-GAAP Operating Margin(3)(5)	27.2%	30.8%	31.7%	32.5%	32.5%	32.5%	32.5%
Non-GAAP Operating Income(3)(5)	2,251	2,723	2,964	3,225	3,419	3,624	3,841
Unlevered Free Cash Flow(4)(5)	1,819	2,376	2,590	2,756	2,639	2,762	2,850

(1)	“Non-GAAP Gross Margin” means the Company’s Non-GAAP Gross Profit as a percentage of the Company’s total revenue. “Non-GAAP Gross Profit” means the Company’s gross profit calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, and other incidental items.

(2)	“EBITDA” means the Company’s earnings before financial income (expense), taxes, depreciation and amortization, results of equity-accounted investees, purchase accounting effects on inventory, restructuring costs, stock based compensation expenses, merger-related costs and other incidental items. EBITDA excludes certain tax payments that may represent a reduction in cash available to the Company, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, the Company’s working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on the Company’s debts.
(3)	“Non-GAAP Operating Margin” means the Company’s Non-GAAP Operating Income as a percentage of the Company’s total revenue. “Non-GAAP Operating Income” means the Company’s operating income calculated on a basis consistent with GAAP, net of the effects of PPA, restructuring costs, stock-based compensation, merger-related costs and other incidental items.
(4)	“Unlevered Free Cash Flow” means the Company’s Non-GAAP Operating Income (as shown in the tables above) after subtracting cash paid for income taxes, capital expenditures, investment in working capital, restructuring costs and other items and then adding back depreciation and amortization expense.
(5)	Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Additional Information Concerning the Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s shareholders access to certain financial projections that were made available to the NXP Board, Qatalyst, Buyer and Parent (other than the Extrapolated Street Guidance Projections which were not made available to Buyer or Parent), and is not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender their Shares in the Offer or for any other purpose. In addition, the Initial Management Projections were not used by Qatalyst in its fairness opinion to the NXP Board and related financial analysis as it was no longer viewed by the NXP Board as reflective of recent developments in the Company’s business. The Projections were generated for NXP’s internal use and the use of its advisors, and use in connection with exploring a potential transaction, and not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or U.S. GAAP. The Projections are forward-looking statements. All of the Projections summarized in this section, except as otherwise described in the explanation of the Extrapolated Street Guidance Projections, were prepared by NXP’s management.

No independent registered public accounting firm provided any assistance in the preparation or review of the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The report of KPMG Accountants N.V. included in the 2015 Annual Report relates solely to the historical financial information of the Company. Such report does not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of the Company, Parent, Buyer or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Parent or Buyer, in the Purchase Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the related transactions are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s products and services. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, changes in the Company’s growth strategies and in its future prospects, business development, results of operations and financial condition, changes to the semiconductor and technology industries, competition from local and international companies, the adoption of new, or changes to existing, laws and regulations, relationships with and revenue from customers, the status of or changes to the Company’s relationships with other partners and other risk factors described in the Company’s SEC filings, including the 2015 Annual Report, and described under the section below entitled “—Additional Information—(e) Cautionary Note Regarding Forward-Looking Statements” in this Item 8. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the semiconductor and technology industries is, in particular, a highly speculative endeavor.

The Projections were developed for the Company on a stand-alone basis without giving effect to the Offer and the related transactions, and therefore the Projections do not give effect to the Offer, the related transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the related transactions, including cost synergies realized as a result of the Offer and the related transactions, any costs incurred in connection with the Offer and the related transactions or any effects of the pendency of the Offer.

The Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

(e) Cautionary Note Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the Offer and related transactions, including the timing of the completion of the transactions and the expected benefits of the proposed transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the tender offer and related transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, and the risk that the Purchase Agreement may be terminated in circumstances that require the Company to pay termination compensation; the outcome of any legal proceedings that may be instituted against the Company related to the Purchase Agreement; uncertainties as to the number of shareholders of the Company who may tender their Shares in the tender offer; the failure to satisfy other conditions to completion of the transactions, including the receipt of all regulatory approvals related to the transaction (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in NXP’s other reports and other public filings with the SEC.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause the Company’s plans, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. The Company assumes no obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

Additional information concerning these and other factors that may impact NXP’s expectations and projections can be found in the 2015 Annual Report and in its reports on Form 6-K. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov and on the Company’s website at www.nxp.com/investor.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Buyer on November 18, 2016).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on November 18, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Parent and the Company on October 27, 2016 (incorporated by reference to the press release under cover of the Form 6-K filed by the Company on October 27, 2016).

(a)(5)(B)	Text of Press Release issued by Parent, dated November 18, 2016, announcing launch of Tender Offer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(C)	Employee presentation (incorporated by reference to Exhibit 1 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(D)	Email to Company employees (incorporated by reference to Exhibit 2 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(E)	Leader Talking Points (incorporated by reference to Exhibit 3 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(F)	Letter to Suppliers (incorporated by reference to Exhibit 4 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(G)	Memo to Company Sales Persons (incorporated by reference to Exhibit 5 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(H)	Letter to Customers (incorporated by reference to Exhibit 6 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(I)	Frequently Asked Questions for Customers (incorporated by reference to Exhibit 7 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(J)	Letter to Distributors (incorporated by reference to Exhibit 8 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(K)	Frequently Asked Questions for Employees (incorporated by reference to Exhibit 9 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(L)	Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of Parent, first made available to employees of the Company on October 27, 2016 (incorporated by reference to Exhibit 10 to the Schedule 14D-9 filed on October 27, 2016).

(a)(5)(M)	Transcript of Investor Conference Call held by Parent and the Company on October 27, 2016 (incorporated by reference to Exhibit 11 to the Schedule 14D-9 filed on October 27, 2016).

Exhibit No.	Description

(e)(1)	Purchase Agreement, dated as of October 27, 2016, by and between Buyer and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K (File no. 000-19528) filed by Parent on October 27, 2016).

(e)(2)	Confidentiality Agreement, effective as of July 4, 2016, by and between NXP B.V. (a direct, wholly owned subsidiary of the Company) and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of October 6, 2016, by and between Company and Parent (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Letter Agreement, dated as of October 27, 2016, by and between Parent and Buyer (incorporated by reference to Exhibit 10.1 of the Form 8-K (File no. 000-19528) filed by Parent on October 27, 2016).

(e)(5)	U.S. Pledge Agreement, dated as of October 27, 2016, by and between Buyer and the Company (incorporated by reference to Exhibit A of Exhibit 10.1 of the Form 8-K (File no. 000-19528) filed by Parent on October 27, 2016).

(e)(6)	Dutch Pledge Agreement, dated as of October 27, 2016, by and between Buyer and the Company (incorporated by reference to Exhibit B of Exhibit 10.1 of the Form 8-K (File no. 000-19528) filed by Parent on October 27, 2016).

(e)(7)	Clemmer Employment Agreement, dated as of July 17, 2009, between NXP B.V. and Richard L. Clemmer.*

(e)(8)	Letter Agreement between the Company and Richard L. Clemmer, dated as of October 16, 2013.*

(e)(9)	Management Team Change of Control Arrangement dated as of September 1, 2016.*

(e)(10)	Management Equity Stock Option Plan Terms and Conditions dated August 2010 (incorporated by reference to Exhibit 10.19 of the Form-20F (File no. 000-34841) of the Company filed on March 13, 2012).

(e)(11)	Management Equity Stock Option Plan Terms and Conditions dated January 2011 (incorporated by reference to Exhibit 10.20 of the Form-20F (File no. 000-34841) of the Company filed on March 13, 2012).

(e)(12)	NXP Global Equity Incentive Program (incorporated by reference to Exhibit 10.26 of the Amendment No. 3 to the Registration Statement on Form F-1 (File no. 333-166128) of the Company filed on June 30, 2010).

(e)(13)	Employee Stock Purchase Plan Terms and Conditions (incorporated by reference to Exhibit 4.1 of the Form S-8 (File no. 333-190472) of the Company filed on August 8, 2013).

(e)(14)	Long Term Incentive Plan 2010 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.25 of the Form-20F (File no. 001-34841) of the Company filed on March 9, 2011).

(e)(15)	Long Term Incentive Plan 2011/12 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.23 of the Form-20F (File no. 001-34841) of the Company filed on March 13, 2012).

(e)(16)	Long Term Incentive Plan 2012/13 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, Restricted Stock Unit Plan and Share Plan (incorporated by reference to Exhibit 10.22 of the Form-20F (File no. 001-34841) of the Company filed on March 1, 2013).

Exhibit No.	Description

(e)(17)	Long Term Incentive Plan 2013/14 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan and Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F (File no. 001-34841) of the Company filed on February 28, 2014).

(e)(18)	Long Term Incentive Plan 2014/15 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F (File no. 001-34841) of the Company filed on March 6, 2015).

(e)(19)	Long Term Incentive Plan 2015/16 Terms and Conditions with regard to the Stock Option Plan, the Performance Stock Unit Plan, the Restricted Stock Unit Plan and the Keep Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.22 of the Form-20F (File no. 001-34841) of the Company filed on February 26, 2016).

(e)(20)	Freescale Semiconductor Holdings 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 of the Form 8-K (File no. 001-35184) of Freescale Semiconductor Holdings I, Ltd. filed on June 3, 2011).

(e)(21)	Freescale Semiconductor, Ltd. 2011 Omnibus Incentive Plan with regard to performance restricted share units, restricted share units and nonqualified stock options (incorporated by reference to Exhibits 10.69 through 10.77 of the 10-K (File no. 001-35184) of Freescale Semiconductor, Ltd. filed on February 6, 2015).

(g)	Not applicable.

*	Filed herewith.

Annex A	Opinion of Qatalyst Partners LP, dated October 26, 2016.*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NXP Semiconductors N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs
Title: Authorized Signatory

Date: November 18, 2016

ANNEX A

October 26, 2016

Board of Directors

NXP Semiconductors N.V.

60 High Tech Campus

5656 AG Eindhoven

The Netherlands

Members of the Board:

We understand that NXP Semiconductors N.V. (the “Company”) and Qualcomm River Holdings B.V. (“Buyer”) propose to enter into a Purchase Agreement substantially in the form of the draft dated October 26, 2016 (the “Purchase Agreement”), pursuant to which, among other things, Buyer will commence a tender offer (the “Offer”) to acquire any and all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) in exchange for $110.00 per Share in cash without interest (the “Offer Consideration”). We further understand that the Purchase Agreement provides that, in the event that at least 80% of the outstanding Shares are validly tendered in accordance with the terms of the Offer, the Company may be required by Buyer to transfer the Business (as defined in the form of Asset Sale Agreement between Buyer and the Company, set forth in Exhibit A to the Purchase Agreement, the “Asset Sale Agreement”, and, together with the Purchase Agreement, the “Transaction Documentation”) to Buyer (the “Asset Sale”) for an aggregate purchase price (the “Asset Sale Consideration”) equal to the product of the Offer Consideration multiplied by the total number of Shares issued and outstanding immediately prior to Completion (as defined in the Asset Sale Agreement), pursuant to the Asset Sale Agreement. The terms of the Offer, the Asset Sale and the other arrangements to be implemented in connection with them (together, the “Proposed Transactions”) are more fully set forth in the Transaction Documentation.

You have asked for our opinion as to whether (i) the Offer Consideration to be paid to the holders of Shares (other than QUALCOMM Incorporated (“Parent”) or any affiliate of Parent) (the “Holders”) pursuant to, and in accordance with, the Purchase Agreement is fair, from a financial point of view, to such Holders and (ii) the Asset Sale Consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Transaction Documentation is fair, from a financial point of view, to the Company.

For purposes of the opinion set forth herein, we have reviewed drafts, dated as of October 26, 2016, of the Transaction Documentation (the “Draft Transaction Documentation”), certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). We have also reviewed certain forward-looking information relating to the Company approved for our use by the management of the Company, including financial projections and certain future operating assumptions of the Company (the “Extrapolated Street Guidance Case”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for the Shares and compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other selected publicly-traded

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companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the Extrapolated Street Guidance Case, we have been advised by the management of the Company, and we have assumed, that they are reasonable estimates and judgments as to the future financial performance of the Company and the other matters covered therein. In addition, we have discussed the Extrapolated Street Guidance Case, including the assumptions underlying that case, with the Company’s management, which has consented to our use of the Extrapolated Street Guidance Case for purposes of this opinion. We have also assumed for purposes of rendering this opinion that the divestiture of the Company’s Standard Products business to a consortium of financial investors pursuant to an agreement dated June 13, 2016 will be consummated in accordance with its terms without any modification, waiver or delay. We have assumed that the Proposed Transactions will be consummated in accordance with the terms set forth in the Draft Transaction Documentation, without any modification, waiver or delay. We have assumed that the final executed Transaction Documentation will not differ in any material respect from the Draft Transaction Documentation reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the Proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Buyer or any of their respective affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Proposed Transactions and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company, Parent or Buyer pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and / or its affiliates may in the future provide investment banking and other financial services to the Company or Buyer and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Buyer or certain of their respective affiliates.

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Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

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This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to (i) how any Holder should vote with respect to the Proposed Transactions or any other matter or (ii) whether any Holder should tender its Shares pursuant to the Offer, and this opinion does not in any manner address the price at which the Shares will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Proposed Transactions, or the relative merits of the Proposed Transactions as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of (i) the Offer Consideration to be paid to the Holders pursuant to, and in accordance with, the Purchase Agreement and (ii) the Asset Sale Consideration to be paid to the Company in the Asset Sale pursuant to, and in accordance with, the Draft Transaction Documentation, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of officers, directors or employees of Buyer or the Company or any of their respective affiliates, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that (i) the Offer Consideration to be paid to the Holders pursuant to, and in accordance with, the Purchase Agreement is fair, from a financial point of view, to such Holders and (ii) the Asset Sale Consideration to be paid to the Company pursuant to, and in accordance with, the Transaction Documentation, is fair, from a financial point of view, to the Company.

Yours faithfully,

QATALYST PARTNERS LP

One Maritime Plaza| 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

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